Exhibit 99.1

Royal Bank of Canada

Notice of 2011 Annual Meeting of Common Shareholders
Management Proxy Circular

Your vote is important!

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a shareholder is very important to us.

Notice of Annual Meeting of Common Shareholders

of Royal Bank of Canada

Date

Thursday, March 3, 2011

Time

9:00 a.m. (Eastern Standard Time)

Place

Metro Toronto Convention Centre

North Building

Constitution Hall

255 Front Street West

Toronto, Ontario

Canada

Business of the Annual Meeting of Common Shareholders

At the meeting, shareholders will be asked to:

(1)	Receive the financial statements for the year ended October 31, 2010 and the auditor’s report on the statements;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Approve the advisory resolution to accept the approach to executive compensation disclosed in the Circular;

(5)	Consider the shareholder proposals set out in Schedule ‘B’ to the Circular; and

(6)	Consider any other business which may be properly brought before the Annual Meeting of Common Shareholders.

By order of the Board of Directors

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 10, 2011

Important

Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Tuesday, March 1, 2011. To vote in person at the meeting, please refer to the section entitled “Voting information” on page 1 of the Management Proxy Circular.

Dear Shareholder,

We invite you to attend the Annual Meeting of Common Shareholders on Thursday, March 3, 2011. It will be held at the Metro Toronto Convention Centre, North Building, Constitution Hall, 255 Front Street West, Toronto, Ontario, Canada, at 9:00 a.m. (Eastern Standard Time). There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you cannot attend this meeting in person, you can view a live webcast at rbc.com/investorrelations.

At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in the Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We look forward to seeing you at the meeting.

Yours sincerely,

David P. O’Brien, O.C.	Gordon M. Nixon, C.M., O.Ont.
Chairman of the Board	President and Chief Executive Officer

WHAT’S INSIDE
1	Voting information
3	Business of the meeting
	3	Financial statements
	3	Election of directors
	3	Appointment of auditor
	3	Auditor’s fees
	4	Shareholder advisory vote on approach to executive compensation
	4	Shareholder proposals
5	Nominees for election to Board of Directors and attendance
13	Directors’ compensation
17	Committee reports
23	2010 Executive compensation
	24	Letter to shareholders
	26	Compensation discussion and analysis
	43	Performance graph
	44	Named executive officer compensation
	45	Summary compensation table
	52	Indebtedness of directors and executive officers
52	Additional items
	52	Corporate governance
	52	Directors’ and officers’ liability insurance
53	Schedules
	53	Schedule ‘A’: Statement of Corporate Governance Practices
	63	Schedule ‘B’: Shareholder proposals

Royal Bank of Canada	1

Management Proxy Circular

We are sending you this Management Proxy Circular to solicit proxies by and on behalf of management of RBC for use at our Annual Meeting of Common Shareholders on March 3, 2011 or any adjournment. You are entitled to receive notice of and vote at the meeting if you were a shareholder as of the close of business on January 10, 2011. We encourage you to review this Circular and exercise your right to vote.

The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have asked Laurel Hill Advisory Group to help us with this process, at an estimated cost of $25,000. We pay the costs associated with soliciting proxies.

The information in this Circular is as of January 10, 2011, unless we have stated otherwise. “RBC”, “the Bank”, “we” and “our” means Royal Bank of Canada, unless otherwise indicated. “Common Shareholder”, “shareholder”, “you” and “your” means a holder of Common Shares of Royal Bank of Canada. All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Approval of this Circular

The Board of Directors has approved the content and sending of this Management Proxy Circular.

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 10, 2011

Voting information

You will be voting on the following items:

•	election of directors;
•	appointment of Deloitte & Touche LLP as auditor;
•	an advisory resolution to accept the approach to executive compensation disclosed in this Circular; and
•	shareholder proposals.

Each of these items will be decided by a simple majority of the votes cast by proxy or in person.

On January 10, 2011, the record date, there were 1,425,626,600 outstanding Common Shares that were eligible to vote. Each outstanding Common Share is entitled to one vote, subject to the Bank Act voting restrictions explained below.

Voting restrictions

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or of a province;
•	the government of a foreign country or of any political subdivision of a foreign country;
•	an agency of any of these entities;
•	any person who has acquired more than 10% (a significant interest) of any class of our shares without the approval of the Minister of Finance; or
•

any person who has a significant interest in any class of our shares and who has a significant interest in any class of shares of another widely held bank or bank holding company with equity of $8 billion or more.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding Common Shares.

About voting

You can vote your shares by proxy or in person at the meeting. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.

Non-registered shareholders

You are a non-registered shareholder if you hold Common Shares through an intermediary such as a securities broker, trustee or financial institution. You will find a voting instruction form in this package.

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How to vote – registered shareholders

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the meeting, or any adjournment, and vote your shares for you.

Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or officers of RBC who are named in the form of proxy the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a shareholder of RBC. You can do so by crossing out the names printed on the form of proxy and inserting the name of the person or company in the blank space provided. If you appoint someone else, he or she must be present at the meeting to vote your shares.

Voting at the meeting

•	You do not need to complete or return your form of proxy.
•	Simply attend the meeting and present yourself to a representative at the registration table.
•	You will be provided with ballots in order to vote at the meeting.

If you change your mind

If you change your mind, you can revoke your proxy at any time until it is acted upon. You can do this by delivering a signed written notice to:

•	the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5 not later than the last business day before the day of the meeting; or
•	the Chairman on the day of the meeting or any adjournment.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, Common Shares represented by proxies received by management will be voted as follows:

•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte & Touche LLP as auditor;
•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposals set out in Schedule ‘B’.

Amendments or other items of business at the meeting

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. However, if amendments or other items are properly brought before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred by the form of proxy.

How to vote – non-registered shareholders

If you are a non-registered shareholder, your intermediary is required to seek your instructions before the meeting.

•	You must complete the enclosed voting instruction form and return it to your intermediary so they can vote the shares on your behalf.
•	Please mark your vote, sign and follow the return instructions provided in the voting instruction form sent to you.

Voting in person at the meeting

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Therefore, if you want to vote at the meeting:

•	Insert your name in the space provided on the voting instruction form to instruct your intermediary to appoint you as proxyholder. Then sign and return it to them according to their instructions.
•	Do not fill in the voting instructions because you will be voting at the meeting.
•	When you arrive at the meeting, present yourself to a representative at the registration table.

If you change your mind

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

Processing the votes

Proxies are counted by our transfer agent, Computershare Trust Company of Canada.

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Computershare protects the confidentiality of individual shareholder votes, except if:

•	the shareholder clearly intends to communicate his or her individual position to the board or management; or
•	it is necessary to comply with legal requirements.

Voting results

Following the meeting, a report on the voting results will be available on our website at rbc.com/investorrelations and will be filed with securities regulators at sedar.com.

Minutes of meeting

The minutes of the meeting will be available on our website at rbc.com/investorrelations and printed copies may be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2010 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 14. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named in the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages and who are currently directors of RBC.

Appointment of auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte & Touche LLP has served as one of our auditing firms since January 11, 1990 and became our sole auditor on September 23, 2003. Representatives of the auditor will be in attendance and available to answer questions at the meeting.

Auditor’s fees

Fees relating to the years ended October 31, 2010 and October 31, 2009 to Deloitte & Touche LLP and its affiliates were $23.2 million and $24.3 million(1) respectively and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2010 (millions)			Year ended October 31, 2009(1) (millions)
	Bank and subsidiaries	Mutual Funds(2)	Total	Bank and subsidiaries	Mutual Funds(2)	Total
Audit fees	$17.8	$1.8	$19.6	$18.9	$1.5	$20.4
Audit-related fees	2.5	—	2.5	2.8	—	2.8
Tax fees	0.1	0.4	0.5	0.3	0.2	0.5
All other fees	0.3	0.3	0.6	0.3	0.3	0.6
	$20.7	$2.5	$23.2	$22.3	$2.0	$24.3

(1)	The 2009 amounts have been reclassified to reflect the actual invoices, and foreign currency exchange rates at payment dates compared to approval dates.
(2)	The Mutual Funds category includes fees paid for professional services provided by Deloitte & Touche LLP for certain mutual funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of our annual financial statements of the Bank, including its audit of the effectiveness of our internal control over financial reporting, and the financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;

4	Royal Bank of Canada
•	accounting consultations and special audits in connection with acquisitions;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.

All other fees

All other fees were paid for services other than the audit fees, audit-related fees and tax fees described above. These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for the Bank and certain of its subsidiaries.

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Bank from engaging the auditor for “prohibited” categories of non-audit services.

Shareholder advisory vote on approach to executive compensation

The board believes that shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the board has used to make executive compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the management proxy circular. It is the board’s intention that this shareholder advisory vote will form an important part of the ongoing process of engagement between shareholders and the board on compensation.

We hope you will carefully review the 2010 Executive compensation section starting on page 23 of this Circular before voting on this matter and, if there are specific concerns you wish to discuss, contact the board by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance. The Compensation discussion and analysis discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long-term interests of shareholders. This disclosure has been approved by the Board of Directors on the recommendation of the board’s Human Resources Committee.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2011 Annual Meeting of Common Shareholders.”

As this is an advisory vote, the results will not be binding upon the board. However, in considering its approach to compensation in the future, the board will take into account the results of the vote, together with feedback received from shareholders in the course of our other engagement activities.

Shareholder proposals

Set out in Schedule ‘B’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders and the board’s voting recommendations. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be October 12, 2011.

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Nominees for election to Board of Directors and attendance

The following pages set out the names of proposed nominees for election as directors, together with their age, municipality and country of residence, year first elected or appointed as a director, principal occupation, education, other principal directorships, areas of expertise, committee memberships and meeting attendance (excluding attendance at regional committee meetings). Also indicated for each person proposed as a director are the number and value on January 10, 2011 of RBC Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, and the number of Director Deferred Stock Units (DDSUs) credited to the account of the director under the Director Deferred Stock Unit Plan.(1) See the description of this plan under “Directors’ compensation” in this Circular. The number and value of Common Shares and DDSUs held by each nominee at approximately the same time last year is also indicated below.(2) Also shown for each of the proposed nominees is the value of their equity in RBC as a multiple of the share ownership guideline, which is described on page 14 of the Circular.

Except where required for qualification as a director of a subsidiary, none of the directors of RBC holds shares of its subsidiaries. For further information relating to the proposed nominees, including previous board memberships, please refer to the section entitled “Directors and Executive Officers” in the Bank’s Annual Information Form dated December 2, 2010 and filed with securities regulators at sedar.com. It may be obtained free of charge on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

(1)	The value of Common Shares/DDSUs was calculated using the closing price of RBC Common Shares on the Toronto Stock Exchange (TSX) on January 10, 2011, which was $51.69 per share.
(2)	The value of Common Shares/DDSUs at approximately the same time last year was calculated using the closing price of RBC Common Shares on the TSX on January 11, 2010, which was $55.19 per share.

W. Geoffrey Beattie
Toronto, Ontario, Canada Age: 50 Director since: May 23, 2001 Independent

Mr. Beattie is President and Chief Executive Officer and a director of The Woodbridge Company Limited (an investment company). He is also the Deputy Chairman and a director of Thomson Reuters Corporation (a publishing and information company), Chairman and a director of CTVglobemedia Inc., and a director of General Electric Company and Maple Leaf Foods Inc. Mr. Beattie is also a trustee of the University Health Network. Mr. Beattie graduated from the University of Western Ontario where he earned a law degree and a Bachelor of Arts degree in economics and business administration.

Public company directorships in the past five years

—  General Electric Company (2009 – present)

—  Maple Leaf Foods Inc. (2008 – present)

—  Thomson Reuters Corporation (1998 – present)
(before 2008, member of board of Thomson
Corporation and from 2008 – 2009, member of board of Thompson Reuters PLC)

—  Hydro One Inc. (2002 – 2005)

					Areas of expertise — Financial industry/investment management — International business — Legal/regulatory — Risk management
Board/Committee membership	Overall attendance 81%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	7 / 9	0 / 1	2010	14,000	39,355	53,355	$2,757,920	5.5 x
Corporate Governance and Public Policy	3 / 3		2009	14,000	34,910	48,910	$2,699,343	5.4 x
Risk – Chair(3)	7 / 8

(3)	Mr. Beattie, a member of the Risk Committee since 2003, was appointed Chair of that Committee effective March 3, 2010.

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John T. Ferguson, F.C.A.
Edmonton, Alberta, Canada Age: 69 Director since: April 3, 1990 Independent

Mr. Ferguson is Founder, Chief Executive Officer, Chairman and a director of Princeton Developments Ltd. and Princeton Ventures Ltd. (real estate and investment companies). He is also Chairman and a director of Suncor Energy Inc., a director of Fountain Tire Ltd., and the Alberta Bone and Joint Institute. Mr. Ferguson is also an advisory member of the Canadian Institute for Advanced Research, serves on the Business Advisory Council of the School of Business of the University of Alberta and is an Honorary Lieutenant Colonel of the South Alberta Light Horse Regiment. Mr. Ferguson earned a Bachelor of Commerce degree from the University of Alberta and is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants, Fellow of the Institute of Corporate Directors and has an Honorary Doctorate of Laws from the University of Alberta.

	Public company directorships in the past five years —Suncor Energy Inc. (1995 – present)				Areas of expertise —Compensation —Energy —Financial expertise —Real estate
Board/Committee membership	Overall attendance 100%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	15,499	38,232	53,731	$2,777,355	5.6 x
Corporate Governance and Public Policy(1)	1 / 1		2009	15,243	34,569	49,812	$2,749,124	5.5 x
Human Resources(1)	4 / 4
Risk(1)	5 / 5

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.
Quebec City, Quebec, Canada Age: 67 Director since: October 1, 1991 Independent

Mrs. Gauthier is a senior partner of the law firm Stein Monast L.L.P. She is a director of Metro Inc., TransCanada Corporation, TransCanada Pipelines Limited and RBC Dexia Investor Services Trust. Mrs. Gauthier earned her Bachelor of Arts degree from Collège Jésus-Marie de Sillery and is a graduate of Laval University where she obtained her law degree and Master of Laws degree in intellectual property and business law. She is an Officer of the Order of Canada and of the Order of Quebec and a Fellow of the Institute of Corporate Directors.

Public company directorships in the past five years

—Metro Inc. (2001 – present)

—TransCanada Corporation (2002 – present)

—TransCanada Pipelines Limited (2002 – present)

—Cossette Inc. (2007 – 2009)

—Rothmans Inc. (1998 – 2008)

					Areas of expertise —Compensation —Legal/regulatory —Public policy
Board/Committee membership	Overall attendance 100%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	30,535	40,066	70,601	$3,649,366	7.3 x
Corporate Governance and Public Policy	3 / 3		2009	30,227	37,053	67,280	$3,713,183	7.4 x
Human Resources(2)	3 / 3
Risk(2)	3 / 3

(1)	Effective March 3, 2010, Mr. Ferguson moved from the Corporate Governance and Public Policy Committee to the Risk Committee and ceased to be Chair of the Human Resources Committee, but remains a member of that Committee.
(2)	Effective March 3, 2010, Mrs. Gauthier moved from the Risk Committee to the Human Resources Committee.

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Timothy J. Hearn
Calgary, Alberta, Canada Age: 66 Director since: March 3, 2006 Independent

Mr. Hearn is Chairman of Hearn & Associates (a consulting and investment management company) and serves as a director of Viterra Inc. Mr. Hearn served as Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company) from 2002 to January 2008 and continued to serve as its Chairman and Chief Executive Officer until March 2008. Mr. Hearn is a director of the C.D. Howe Institute and the Joint Public Advisory Committee of the Commission for Environmental Cooperation and is Chairman of the Calgary Homeless Foundation. He is Chair of the Advisory Board of the Public Policy School and a member of the Dean’s Medical School Advisory Board, both of the University of Calgary. Mr. Hearn also chairs a fundraising campaign for Tyndale University College. Mr. Hearn earned his Bachelor of Science degree from the University of Manitoba.

	Public company directorships in the past five years — Viterra Inc. (2008 – present) — Imperial Oil Limited (2002 – 2008)				Areas of expertise — Compensation — Financial expertise — International business — Risk management
Board/Committee membership	Overall attendance 88.9%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	8 / 9	1 / 1	2010	28,322	15,631	43,953	$2,271,931	4.5 x
Audit	7 / 8	1 / 1	2009	21,222	13,481	34,703	$1,915,259	3.8 x
Risk	7 / 8

Alice D. Laberge
Vancouver, British Columbia, Canada Age: 54 Director since: October 18, 2005 Independent

Ms. Laberge is a director of Potash Corporation of Saskatchewan, Russel Metals Inc., Delta Hotels and Resorts, SilverBirch Hotels and Resorts, and St. Paul’s Hospital Foundation. Ms. Laberge is also a trustee of the Healthcare Benefit Trust and a member of the Board of Governors of the University of British Columbia. From December 2003 to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). From October 2000 to November 2003, she served as Fincentric Corporation’s Chief Financial Officer. Prior to that, Ms. Laberge served as Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited. Ms. Laberge earned a Bachelor of Science degree from the University of Alberta and a Master of Business Administration degree from the University of British Columbia.

	Public company directorships in the past five years — Potash Corporation of Saskatchewan (2003 – present) — Russel Metals Inc. (2007 – present) — Catalyst Paper Corporation (2005 – 2006)				Areas of expertise — Financial expertise — Financial industry/investment management — Information technology
Board/Committee membership	Overall attendance 100%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	5,000	20,434	25,434	$1,314,683	2.6 x
Audit	8 / 8	1 / 1	2009	5,000	16,581	21,581	$1,191,055	2.4 x
Risk	8 / 8

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Jacques Lamarre, O.C.
Montreal, Quebec, Canada Age: 67 Director since: September 23, 2003 Independent

Mr. Lamarre is a director of Suncor Energy Inc., PPP Canada Inc., Canadian Institute for Advanced Research and is a member of the Engineering Institute of Canada and several other not-for-profit organizations. Mr. Lamarre served as President, Chief Executive Officer and a director of SNC-Lavalin Group Inc. (a global engineering and construction company) from 1996 to May 2009. Mr. Lamarre earned a Bachelor of Arts degree and Bachelor of Arts and Science degree in civil engineering from Laval University and also completed Harvard University’s Executive Development Program. Mr. Lamarre is an Officer of the Order of Canada.

	Public company directorships in the past five years — Suncor Energy Inc. (2009 – present) — SNC-Lavalin Group Inc. (1996 – 2009)				Areas of expertise — Financial expertise — Financial industry/investment management — International business — Risk management
Board/Committee membership	Overall attendance 100%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	27,000	31,694	58,694	$3,033,893	6.1 x
Audit	8 / 8	1 / 1	2009	15,000	27,443	42,443	$2,342,429	4.7 x
Risk	8 / 8

Brandt C. Louie, O.B.C., F.C.A.
West Vancouver, British Columbia, Canada Age: 67 Director since: November 20, 2001 Independent

Mr. Louie is Chairman and Chief Executive Officer of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited, Chairman of Grosvenor Americas Limited, Chancellor of Simon Fraser University, Governor of the Vancouver Board of Trade/World Trade Centre, Governor of the British Columbia Business Council, and a member of the Canadian Council of Chief Executives and the Dean’s Council of the John F. Kennedy School of Government at Harvard University. Mr. Louie also serves as a director of The Gairdner Foundation, Historica-Dominion Institute and several other not-for-profit organizations. Mr. Louie earned a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant, a Fellow of the Institute of Chartered Accountants of British Columbia, a Member of the Order of British Columbia and has an Honorary Doctorate of Laws from Simon Fraser University.

	Public company directorships in the past five years — Canfor Corporation (1994 – 2007) (before 2004, member of board of Slocan Forest Products Ltd.)				Areas of expertise — Financial expertise — Financial industry/investment management — Real estate — Retail/marketing
Board/Committee membership	Overall attendance 100%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	39,216	37,195	76,411	$3,949,685	7.9 x
Audit(1)	5 / 5	1 / 1	2009	39,216	32,951	72,167	$3,982,897	8.0 x
Corporate Governance and Public Policy	3 / 3
Human Resources(1)	1 / 1

(1)	Effective March 3, 2010, Mr. Louie moved from the Human Resources Committee to the Audit Committee.

Royal Bank of Canada	9

Michael H. McCain
Toronto, Ontario, Canada Age: 52 Director since: October 18, 2005 Independent

Mr. McCain is President, Chief Executive Officer and a director of Maple Leaf Foods Inc. (a food processing company). Mr. McCain is Chairman and a director of Canada Bread Company, Limited, a director of McCain Capital Corporation, McCain Foods Group Inc. and the American Meat Institute. He is also a director of the Centre for Addiction and Mental Health Foundation, MaRS and a member of the Canadian Council of Chief Executives and the Advisory Board of the Richard Ivey School of Business. Mr. McCain earned a Bachelor of Business Administration (Honours) degree from the University of Western Ontario.

	Public company directorships in the past five years — Canada Bread Company, Limited (1995 – present) — Maple Leaf Foods Inc. (1995 – present)				Areas of expertise — Compensation — Retail/marketing — Risk management
Board/Committee membership	Overall attendance 90.5%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	0 / 1	2010	15,063	18,527	33,590	$1,736,267	3.5 x
Corporate Governance and Public Policy	3 / 3		2009	20,309	15,016	35,325	$1,949,587	3.9 x
Risk	7 / 8

Gordon M. Nixon, C.M., O.Ont.
Toronto, Ontario, Canada Age: 53 Director since: April 1, 2001 Not independent (Management)

Mr. Nixon has been President and Chief Executive Officer of RBC since August 1, 2001. Mr. Nixon first joined RBC Dominion Securities Inc. in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is Chairman of MaRS and is a director of the Canadian Council of Chief Executives, Catalyst Canada and Chairman of the Queen’s University Capital Campaign. Mr. Nixon is a director of the International Monetary Conference and co-chairs the Toronto Region Immigrant Employment Council. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and has Honorary Doctorates of Laws from Queen’s University and Dalhousie University, and is a Member of the Order of Canada and the Order of Ontario.

	Public company directorships in the past five years None				Areas of expertise — Financial industry/investment management
Board/Committee membership	Overall attendance(1) 100%		Securities held				For disclosure relating to the value of Mr. Nixon’s shareholdings, refer to the table on page 38.
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DSUs (#)	Total Common Shares/ DSUs (#)
Board	9 / 9	1 / 1	2010	711,702	344,416(2)	1,056,118
			2009	717,479	306,733	1,024,212

(1)	As President and Chief Executive Officer of RBC, Mr. Nixon is not a member of any board committee but attends committee meetings at the invitation of the committees where appropriate.
(2)	Represents 155,469 deferred share units under the deferred share unit program for executives, 151,353 performance deferred share units under the performance deferred share unit program and 37,594 restricted share units under the RBC share unit program (see the description of these programs starting on page 32).

10	Royal Bank of Canada

David P. O’Brien, O.C.
Calgary, Alberta, Canada Age: 69 Director since: May 7, 1996 Independent

Mr. O’Brien is Chairman of the Board of RBC and is also Chairman and a director of EnCana Corporation (a natural gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman, Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Mr. O’Brien is a director of Enerplus Resources Fund, Molson Coors Brewing Company, TransCanada Corporation, TransCanada Pipelines Limited, and a member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was for five years prior to October 1, 2001, Chairman, President and Chief Executive Officer of Canadian Pacific Limited, and also served on the boards of directors of a number of Canadian Pacific Limited subsidiaries. Mr. O’Brien has a law degree from McGill University and a Bachelor of Arts (Honours) degree in economics from Loyola College. He also holds an Honorary Doctorate of Civil Law from Bishop’s University, an Honorary Doctorate of Laws from the University of Calgary and an Honorary Bachelor of Applied Business and Entrepreneurship from Mount Royal University. He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

Public company directorships in the past five years

—  EnCana Corporation (1990 – present) (before 2002, member of board of PanCanadian Energy Corporation)

—  Enerplus Resources Fund (2006 – present) (before 2008, member of board of FET Resources Ltd. from 2006)

—  Molson Coors Brewing Company (2002 – present) (before 2005, member of board of Molson Inc.)

—  TransCanada Corporation (2001 – present)

—  TransCanada Pipelines Limited (2001 – present)

—  Fairmont Hotels & Resorts Inc. (2001 – 2006)

—  Inco Limited (1996 – 2006)

					Areas of expertise — Compensation — Financial industry/investment management — International business — Risk management
Board/Committee membership	Overall attendance(1) 100%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	158,287	—	158,287	$8,181,855	16.4 x
Corporate Governance and Public Policy – Chair	3 / 3		2009	151,528	—	151,528	$8,362,830	16.7 x
Human Resources	4 / 4

J. Pedro Reinhard
Key Biscayne, Florida, U.S.A Age: 65 Director since: May 18, 2000 Independent

Mr. Reinhard is President of Reinhard & Associates (a financial and management advisory company) and a director of Colgate-Palmolive Company and Sigma-Aldrich Corporation. From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company. Mr. Reinhard earned a Master of Business Administration degree from the Escola de Administração de Empresas Fundação Getulio Vargas (São Paulo) and attended post-graduate studies at the University of Cologne in Germany and Stanford University.

Public company directorships in the past five years

—  Colgate-Palmolive Company (2006 – present)

—  Sigma-Aldrich Corporation (2001 – present)

—  Dow Corning Corporation (2000 – 2006)

—  The Coca-Cola Company (2003 – 2006)

—  The Dow Chemical Company (1995 – 2007)

					Areas of expertise — Financial expertise — Financial industry/investment management — International business — Risk management
Board/Committee membership	Overall attendance 92%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	10,247	52,336	62,583	$3,234,915	6.5 x
Audit	8 / 8	0 / 1	2009	—	47,330	47,330	$2,612,143	5.2 x
Human Resources(2)	2 / 3
Risk(2)	3 / 3

(1)	As Chair of the Corporate Governance and Public Policy Committee and a member of the Human Resources Committee, Mr. O’Brien attended all meetings of those committees. In his capacity as Chairman of the Board, Mr. O’Brien attends the meetings of other committees whenever possible.
(2)	Effective March 3, 2010, Mr. Reinhard, former Chair of the Risk Committee moved from that Committee to the Human Resources Committee.

Royal Bank of Canada	11

Edward Sonshine, Q.C.
Toronto, Ontario, Canada Age: 64 Director since: February 29, 2008 Independent

Mr. Sonshine has been President, Chief Executive Officer and a director of RioCan Real Estate Investment Trust (a retail real estate investment entity) since January 1994. He is also Chairman and a director of Chesswood Group Limited, a director of Cineplex Inc., Vice Chairman and a director of Mount Sinai Hospital, and serves as a director of several other not-for-profit organizations. Mr. Sonshine has a law degree from Osgoode Hall Law School and a Bachelor of Arts degree from the University of Toronto.

	Public company directorships in the past five years — Chesswood Group Limited (2006 – present) — Cineplex Inc. (2010 – present) — RioCan Real Estate Investment Trust (1993 – present)				Areas of expertise — Financial industry/investment management — Legal/regulatory — Real estate — Risk management
Board/Committee membership	Overall attendance 100%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	15,000	10,048	25,048	$1,294,731	2.6 x
Corporate Governance and Public Policy	3 / 3		2009	15,000	6,772	21,772	$1,201,597	2.4 x
Risk	8 / 8

Kathleen P. Taylor
Toronto, Ontario, Canada Age: 53 Director since: November 20, 2001 Independent

Ms. Taylor is President and Chief Executive Officer of Four Seasons Hotels and Resorts (a hotel and resort management company) and prior to August 1, 2010, served as its President and Chief Operating Officer. Ms. Taylor is a director of The Hospital for Sick Children Foundation and a member of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association and the Dean’s Advisory Council of the Schulich School of Business of York University. Ms. Taylor has a Master of Business Administration degree from Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) degree from the University of Toronto.

	Public company directorships in the past five years None				Areas of expertise — Compensation — Financial expertise — International business — Retail/marketing
Board/Committee membership	Overall attendance 91.3%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	1 / 1	2010	28,640	38,929	67,569	$3,492,642	7.0 x
Audit	8 / 8	0 / 1	2009	20,140	34,324	54,464	$3,005,868	6.0 x
Human Resources – Chair(1)	3 / 4

(1)	Ms. Taylor, a member of the Human Resources Committee since 2005, was appointed Chair of that Committee on March 3, 2010.

12	Royal Bank of Canada

Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador, Canada Age: 65 Director since: April 2, 1991 Independent

Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company) from 1984 until May 2001. Mr. Young is a director of Imperial Oil Limited, McCain Foods Limited and RBC Dexia Investor Services Trust. Mr. Young has a Bachelor of Commerce (Honours) degree from Memorial University, a Master of Business Administration degree from the University of Western Ontario and an Honorary Doctorate of Laws from Memorial University. He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

	Public company directorships in the past five years — Imperial Oil Limited (2002 – present) — BCE Inc. (1995 – 2010) — Bell Aliant Regional Communications Income Fund (2002 – 2010)				Areas of expertise — Financial expertise — Retail/marketing — Public policy

Board/Committee membership	Overall attendance 95.7%		Securities held
	Regular Meetings	Special Meetings	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	9 / 9	0 / 1	2010	22,099	26,914	49,013	$2,533,482	5.1 x
Audit – Chair	8 / 8	1 / 1	2009	18,386	24,366	42,752	$2,359,483	4.7 x
Human Resources	4 / 4

Director attendance and meetings held during the year

ended October 31, 2010

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required. Meeting attendance of each nominee proposed for election as director is reported above. During the year ended October 31, 2010, average attendance of all directors at board and committee meetings was 94.7% and 93.4% respectively.

Summary of board and committee meetings held

	Regular	Special
Board	9	1
Audit Committee	8	1
Risk Committee	8
Corporate Governance and Public Policy Committee	3
Human Resources Committee	4
Regional director committee – Alberta & Territories	1

Attendance for director not standing for re-election on March 3, 2011

Douglas T. Elix – 75% attendance	Regular	Special
Board	7 / 9	1 / 1
Corporate Governance and Public Policy Committee	1 / 2
Human Resources Committee	3 / 4

Royal Bank of Canada	13

Directors’ compensation

Directors who are also officers of RBC or its subsidiaries receive no remuneration as directors. During the year ended October 31, 2010, non-executive directors received compensation in accordance with the following standard arrangements.

Annual retainers and meeting fees	Amount ($)
Dedicated board retainer in Common Shares or Director Deferred Stock Units	Value of 90,000
Basic board retainer	30,000
Additional retainers:
Chairman of the Board	275,000
Chair of Audit Committee	50,000
Chair of Risk Committee	25,000
Chair of Corporate Governance and Public Policy Committee	10,000
Chair of Human Resources Committee	25,000
Members of Audit Committee(1)	6,000
Members of other board committees(2)	3,000
Meeting fees:
Each board meeting attended	2,000
Annual strategy meeting	2,000
Each committee meeting attended	1,500
Each regional director committee meeting attended(3)	1,000

(1)	Excluding Committee Chair.
(2)	Excluding Committee Chairs and regional director committees.
(3)	To a maximum of two meetings.

Directors are also reimbursed for travel and other expenses incurred for attendance at board and committee meetings.

Compensation decision-making process

The amount and form of non-executive directors’ compensation is reviewed by the Corporate Governance and Public Policy Committee with a view to providing market competitive compensation and aligning the interests of directors and shareholders. In reviewing directors’ compensation, the Committee considers the responsibilities and time commitment required of RBC directors and benchmarks the competitiveness of our board compensation program against Canadian corporations and financial institutions with comparable scope and complexity.

When changes to the form or amount of compensation are appropriate, the Committee makes recommendations to the Board of Directors for consideration and approval. Following its review in October 2010, the Committee recommended and the board approved a simplified structure for board compensation, replacing the dedicated and basic board retainers, committee membership retainers and fees for board and committee attendance with a single annual retainer, and increasing from $90,000 to $100,000 the proportion of compensation that must be invested in Common Shares or Director Deferred Stock Units (DDSUs).

Effective November 1, 2010, non-executive directors will receive compensation in accordance with the following standard arrangements.

Retainers	Amount ($)
Annual board retainer	185,000	(1)
Additional retainers:
Chairman of the Board	275,000
Chair of Audit Committee	50,000
Chair of Risk Committee	25,000
Chair of Corporate Governance and Public Policy Committee	10,000
Chair of Human Resources Committee	25,000

(1)	$100,000 of the annual board retainer must be invested until the director ceases to be a member of the board either in Common Shares under the Director Share Purchase Plan or in Director Deferred Stock Units (DDSUs) under the Director Deferred Stock Unit Plan.

Director Share Purchase Plan

The purpose of the Director Share Purchase Plan is to encourage board members to purchase our Common Shares, with a view to aligning the interests of directors with those of shareholders. Under the Plan, directors’ fees are invested in Common Shares purchased on their behalf in the market at the applicable market prices.

The Director Share Purchase Plan allows directors to invest in Common Shares:

•	the $100,000 portion of the annual board retainer that must be invested either in Common Shares or in DDSUs; and
•	100% or any portion of all other board compensation.

Common Shares purchased using the $100,000 portion of the annual board retainer that must be invested in Common Shares or DDSUs must be retained until the director ceases to be a member of the board. Common Shares purchased under this plan using other board fees are not subject to this restriction. All administration costs as well as any brokerage fees associated with the purchase and registration of Common Shares are paid by RBC. All Common Shares obtained through the plan vest immediately.

Director Deferred Stock Unit Plan

The purpose of the Director Deferred Stock Unit Plan is to align the interests of directors with those of shareholders. Under this plan, directors may elect to receive in the form of DDSUs:

•	the $100,000 portion of the annual board retainer that must be invested either in Common Shares or in DDSUs; and
•	50% or 100% of all other board compensation.

14	Royal Bank of Canada

A director cannot redeem DDSUs for cash until the director ceases to be a member of the board of RBC or any of its affiliates, regardless of whether the DDSUs were acquired by using the $100,000 portion of the annual board retainer that must be invested in Common Shares or DDSUs or by using other board compensation. DDSUs earn dividend equivalents in the form of additional DDSUs at the same rate as dividends are paid on our Common Shares. Proportionate adjustments are made to DDSUs in the event of stock splits, stock dividends, or other changes affecting our Common Shares. The value of a DDSU at the time it is credited to a director and at the time it is redeemed for cash following the director’s retirement is equal to the average closing price of a Common Share over the five trading days immediately preceding the relevant date.

Share ownership guideline

Directors are required to hold Common Shares or DDSUs with a value of not less than $500,000. Directors are expected to reach this level within five years.

All of the current members of the board meet this guideline, as indicated in their biographies starting on page 5 of this Circular.

Alignment of interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

•	the share ownership guideline;
•	the $100,000 portion of the annual board retainer that must be invested in Common Shares or DDSUs;
•	the requirement for directors to retain until retirement all Common Shares acquired with the portion of the annual board retainer that must be invested; and
•	the requirement for directors to retain until retirement all DDSUs.

Director Stock Option Plan

On November 19, 2002, the Board of Directors permanently discontinued all further grants of options under the Director Stock Option Plan. Unexercised options granted prior to the termination of option grants in 2002 remain outstanding. The exercise price of options granted under the plan was set at the market value of the Common Shares at the time of grant. Options granted under the plan vested immediately and may be exercised for a period of 10 years from the date of the grant, subject to earlier termination five years following the retirement of their holder from the board or two years following the death of their holder. Proportionate adjustments are made to options in the event of stock splits, stock dividends or other changes affecting our Common Shares.

Royal Bank of Canada	15

Outstanding option-based awards as at October 31, 2010(1)

The following table shows all option awards outstanding at the end of the 2010 fiscal year to non-executive directors under our legacy Director Stock Option Plan. No options under the Director Stock Option Plan have been granted to directors since February 2002 and all further grants of options were permanently discontinued on November 19,

2002. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of RBC Common Shares on October 31, 2010. The values are based on $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year.

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at October 31, 2010 ($)
W.G. Beattie	February 27, 2002	8,000	24.68	February 27, 2012	237,680
D.T. Elix	February 28, 2001	8,000	23.21	February 28, 2011	249,440
	February 27, 2002	8,000	24.68	February 27, 2012	237,680
	Total	16,000			487,120
J.T. Ferguson	February 28, 2001	8,000	23.21	February 28, 2011	249,440
	February 27, 2002	8,000	24.68	February 27, 2012	237,680
	Total	16,000			487,120
D.P. O’Brien	February 28, 2001	8,000	23.21	February 28, 2011	249,440
	February 27, 2002	8,000	24.68	February 27, 2012	237,680
	Total	16,000			487,120
J.P. Reinhard	February 28, 2001	8,000	23.21	February 28, 2011	249,440
	February 27, 2002	8,000	24.68	February 27, 2012	237,680
	Total	16,000			487,120
K.P. Taylor	February 27, 2002	4,000	24.68	February 27, 2012	118,840
V.L. Young	February 28, 2001	2,911	23.21	February 28, 2011	90,765
	February 27, 2002	8,000	24.68	February 27, 2012	237,680
	Total	10,911			328,445

(1)	Options granted to Mr. G.M. Nixon under the Stock Option Plan for eligible employees of RBC are reported under “Incentive plan awards” on page 46 in this Circular.

Compensation of RBC directors on other boards

During the 2010 fiscal year, certain RBC directors received compensation for serving as directors of RBC Dexia Investor Services Trust (RBC Dexia Trust), a company in which RBC indirectly holds a 50% ownership interest.

Mrs. P. Gauthier and Mr. V.L. Young serve as non-management directors on the board of RBC Dexia

Trust, and each receives annual fees of $30,000 from RBC Dexia Trust. In addition, Mrs. Gauthier and Mr. Young each receive $5,000 from RBC Dexia Trust annually for service as Chair of its Conduct Review Committee and Chair of its Audit Committee, respectively. For the year ended October 31, 2010, Mrs. Gauthier and Mr. Young each earned total fees of $35,000 for service on this board.

16	Royal Bank of Canada

Director compensation table

The following table shows the amounts earned by individual non-management directors in the fiscal year ended October 31, 2010 in respect of membership on the Board of

Directors of RBC and its committees and the boards of directors of companies in which RBC holds a substantial investment.

	Fee breakdown											Allocation of total fees
Name	Board retainer(1) ($)		Committee member retainer ($)		Board attendance fees(2) ($)	Committee attendance fees ($)		Total fees earned ($)	All other compen- sation ($)		Total compen- sation ($)	In cash ($)		In Common Shares/ DDSUs ($)	Allocation of fees between cash and Common Shares/ DDSUs
W.G. Beattie	120,000		20,667	(3)	16,000	15,000		171,667			171,667	0		171,667	100% DDSUs
D.T. Elix(4)	120,000		5,000		16,000	6,000		147,000			147,000	0		147,000	100% DDSUs
J.T. Ferguson	120,000		13,333	(5)	22,000	15,000		170,333			170,333	40,167		130,167	Dedicated retainer in DDSUs Balance – 50% DDSUs/ 50% cash
P. Gauthier	120,000		6,000		22,000	13,500		161,500	35,000	(6)	196,500	106,500	(7)	90,000	Dedicated retainer in DDSUs Balance in cash
T.J. Hearn	120,000		9,000		20,000	23,500	(8)	172,500			172,500	82,500		90,000	Dedicated retainer in DDSUs Balance in cash
A.D. Laberge	120,000		9,000		22,000	25,500		176,500			176,500	0		176,500	100% DDSUs
J. Lamarre	120,000		9,000		22,000	25,500		176,500			176,500	0		176,500	100% DDSUs
B.C. Louie	120,000		8,000		22,000	15,000		165,000			165,000	0		165,000	100% DDSUs
M.H. McCain	120,000		6,000		20,000	15,000		161,000			161,000	0		161,000	100% DDSUs
D.P. O’Brien	395,000	(9)	13,000	(10)	22,000	11,500	(8)	441,500			441,500	321,500		120,000	Chairman retainer in cash Dedicated retainer in Shares Balance – 39.2% Shares/ 60.8% cash
J.P. Reinhard	120,000		16,333	(11)	22,000	19,500		177,833			177,833	0		177,833	100% DDSUs
E. Sonshine	120,000		6,000		22,000	16,500		164,500			164,500	0		164,500	100% DDSUs
K.P. Taylor	120,000		23,667	(12)	22,000	16,500		182,167			182,167	0		182,167	100% DDSUs
V.L. Young	120,000		53,000	(13)	20,000	19,500		212,500	35,000	(14)	247,500	157,500	(7)	90,000	Dedicated retainer in DDSUs Balance in cash
(1)	In fiscal 2010, the annual board retainer consisted of a basic retainer of $30,000 and a dedicated retainer of $90,000. The dedicated retainer must be invested in Common Shares or DDSUs.
(2)	Includes $2,000 for participation in the annual strategy meeting.
(3)	Includes pro-rated portion of Risk Committee Chair retainer earned from March 3, 2010 to October 31, 2010.
(4)	Mr. D.T. Elix is not standing for re-election at the Annual Meeting on March 3, 2011.
(5)	Includes pro-rated portion of Human Resources Committee Chair retainer earned from November 1, 2009 to March 2, 2010.
(6)	Represents fees paid by RBC Dexia Trust to Mrs. P. Gauthier for service on its board, consisting of a $30,000 annual board fee and a $5,000 annual fee for service as Chair of the Conduct Review Committee of that board.
(7)	Includes fees paid by RBC Dexia Trust for service on its board.
(8)	Includes regional committee meeting fees.
(9)	Includes an additional cash retainer of $275,000, which Mr. D.P. O’Brien receives as Chairman of the Board.
(10)	Includes Corporate Governance and Public Policy Committee Chair retainer of $10,000.
(11)	Includes pro-rated portion of Risk Committee Chair retainer earned from November 1, 2009 to March 2, 2010
(12)	Includes pro-rated portion of Human Resources Committee Chair retainer earned from March 3, 2010 to October 31, 2010.
(13)	Includes Audit Committee Chair retainer of $50,000.
(14)	Represents fees paid by RBC Dexia Trust to Mr. V.L. Young for service on its board, consisting of a $30,000 annual board fee and a $5,000 annual fee for service as Chair of the Audit Committee of that Board.

Royal Bank of Canada	17

Committee reports

The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities.

Report of the Audit Committee

The Audit Committee assists the board in its: (i) oversight of the integrity of the financial statements; (ii) assessment and monitoring of the qualifications, performance and independence of the external auditor, Deloitte & Touche LLP (Deloitte); (iii) oversight of the adequacy and effectiveness of internal controls; and (iv) monitoring of compliance with legal and regulatory requirements. The Committee also oversees the effectiveness, independence and performance of the internal audit, finance and compliance functions and regularly meets with and has the authority to communicate directly with the heads of these functions. In addition, the Committee oversees the effectiveness and independence of the finance and compliance functions. The Committee also acts as the audit committee of certain federally regulated subsidiaries of RBC.

Management of RBC is responsible for the preparation, presentation and integrity of the financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the annual financial statements and an audit of internal control over financial reporting. The external auditor also reviews the quarterly financial information. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance. For further information relating to the Audit Committee and external auditor, please refer to the section entitled “Audit Committee” in the Bank’s Annual Information Form dated December 2, 2010, which has been filed with securities regulators at sedar.com and may be obtained free of charge on request from the Secretary.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the corporate governance guidelines of the Canadian Securities Administrators (CSA). The Director Independence Policy also includes additional independence standards specified for Audit Committee members, as required by applicable Canadian and U.S. laws, and is posted on our website at rbc.com/governance.

Financial Literacy and Audit Committee Financial Experts

The board has determined that each member of the Committee is “financially literate” within the meaning of the rules of the CSA relating to audit committees and the corporate governance listing standards of the New York Stock Exchange. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

The board has determined that each of T.J. Hearn, A.D. Laberge, J.P. Reinhard and V.L. Young qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission (SEC).

2010 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2010:

•   Reviewed and discussed with management and Deloitte and recommended for approval by the board the quarterly unaudited financial statements and, for inclusion in the 2010 Annual Report and annual report on Form 40-F filed with the SEC, the annual audited financial statements for the year ended October 31, 2010.

•   Reviewed and recommended for approval by the board earnings releases on quarterly and annual results, the 2010 Annual Information Form, the 2010 Annual Report and the annual report on Form 40-F for the year ended October 31, 2010.

•   Discussed with Deloitte its responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design and scope of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the consolidated financial statements and on the effectiveness of internal control over financial reporting.

18	Royal Bank of Canada

•Discussed with Deloitte matters in connection with the audit that are required to be discussed by Canadian generally accepted auditing standards and by the standards adopted by the PCAOB.

•Received written confirmation from Deloitte of its independence from RBC and written disclosure of all relationships between RBC and Deloitte and their respective related entities that may impact Deloitte’s independence, consistent with applicable accounting requirements. In connection with its assessment of Deloitte’s independence, the Committee has discussed with Deloitte its independence including that firm’s relationships with RBC and its related entities.

•Reviewed and approved policies and procedures designed to ensure the independence of Deloitte is maintained and policies and procedures for the pre-approval of services to be performed by public accounting firms. These encompass all engagements of Deloitte, as well as all engagements of other public accounting firms that involve the provision of audit, review or attestation services.

•Pre-approved all engagements with Deloitte, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from its quarterly reviews and year-end audit, and approved all of Deloitte’s fees.

•As part of its oversight responsibility, the Committee requires that management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed management’s progress toward its assessment that internal control over financial reporting is effective and received management’s report each quarter and for the year ended October 31, 2010.

•Reviewed the duties and responsibilities of the Chief Internal Auditor and the internal audit function and received quarterly reports of all audit activities conducted by the internal audit function, including quarterly assessments of the effectiveness of internal controls.

•Participated in the selection of the Chief Internal Auditor as part of the planned succession for this role.

•Reviewed and approved the procedures established by the Committee for the receipt and resolution by the Bank of complaints concerning accounting, internal accounting controls or auditing matters, as well as procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters.

•Reviewed the 2010 results of the Bank’s enterprise stress testing program.

•Reviewed and approved the Bank’s policy on disclosing material information.

•Received regular updates from the General Counsel on legal matters and reports from the Chief Compliance Officer on compliance with applicable laws and regulations, including anti-money laundering regulations.

•Received regular reports on capital management, liquidity risk management and the status of the Bank’s liquidity position.

•Approved RBC’s Internal Capital Adequacy Assessment Process and reviewed the 2011 Capital Plan.

•Reviewed reports from the Ombudsman pursuant to the Bank’s policy on reporting accounting or auditing matters and complaints and the RBC reporting hotline.

•Met regularly with Deloitte without management present and, at least quarterly, met separately with Deloitte, the Chief Internal Auditor, the General Counsel and the Chief Compliance Officer to discuss and review specific issues as deemed appropriate.

•Met with representatives from the Office of the Superintendent of Financial Institutions and reviewed the results of its regular examination of RBC.

•Received regular updates from management on the implementation of International Financial Reporting Standards.

This report has been approved by the members of the Audit Committee.

V.L. Young (Chair), T.J. Hearn, A.D. Laberge, J. Lamarre, B.C. Louie, F.C.A., J.P. Reinhard and K.P. Taylor

Royal Bank of Canada	19

Report of the Risk Committee

The Risk Committee is responsible for overseeing risk management at RBC, balancing risks and rewards while ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which RBC is exposed. The Committee also assists the board in its oversight of the effectiveness and independence of the Bank’s risk management function.

The Committee also fulfills the role of a conduct review committee for RBC and certain of its subsidiaries. It reviews policies and procedures established by management relating to compliance with the self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002 (SOX), as well as monitoring procedures to resolve conflicts of interest, reviewing and approving the Bank’s Code of Conduct and obtaining assurances that RBC has processes in place to ensure adherence to our Code of Conduct.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at rbc.com/governance.

2010 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2010:

•Reviewed management’s self-assessment of alignment of the Bank’s risk frameworks and policies with guidance and recommended market best practices issued by global bank supervisors in 2010.

•Reviewed and approved the Bank’s comprehensive Enterprise Risk Management Framework, which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization, and a series of risk-specific frameworks outlining in detail how each significant risk impacts RBC, as well as the mechanisms for identifying, managing and reporting those risks.

•Received, at each meeting, in-depth reviews of risk issues presented by the Chief Risk Officer.

•Reviewed regular reports on enterprise risks, including detailed reports on the quality of the Bank’s credit portfolio and on the assessment, monitoring and effective control of other risks facing the organization including market, operational, liquidity and funding, regulatory, environmental and insurance risks.

•Approved the Risk Appetite Framework, and reviewed regular reporting on the assessment of the Bank’s risk profile against risk appetite as part of the reporting on enterprise risks.

•Received presentations on RBC’s balance sheet which provided an overview of asset composition by type and business segment, off-balance sheet assets and risk concentrations.

•Received, as part of the Bank’s ongoing Enterprise Compliance Management Program, regular reports on regulatory compliance matters including detailed reporting on the program for managing arrangements (including outsourcing) with third-party and intra-group service providers and the status of the Bank’s global anti-money laundering program and policies.

•Reviewed the results of the Bank’s 2010 enterprise stress testing program and reverse stress testing activities.

•Reviewed a report on the results of a self-assessment of Internal Capital Adequacy Assessment Processes against the Basel II Pillar 2 expectations and related regulatory guidance.

•Approved RBC’s Internal Capital Adequacy Assessment Process and reviewed the 2011 Capital Plan.

•Reviewed and recommended to the board for approval the delegation of risk limits to management, and approved transactions exceeding those delegated authorities.

•Reviewed management’s benchmarking of the risk profile of RBC relative to its North American and European peer group.

•Reviewed a report on the results of a risk management review of the Capital Markets Prime Brokerage and Securities Finance businesses.

•Received regular updates on activities of the Bank’s Reputation Risk Oversight Committee, which reviews structured transactions and complex credits, products and services with potentially significant reputational risks.

20	Royal Bank of Canada

•   Reviewed and approved amendments to RBC’s enterprise-wide policy on inside information, information barriers and personal (employee) trading.

•   Received a report on the business continuity management program, the objectives of which are to ensure the safety of RBC staff, to mitigate the impact of interruptions on business activities, and to protect essential business processes from the effects of major service outages or disasters.

•   Reviewed reports on transactions with related parties of RBC to confirm that such transactions comply with the self-dealing provisions of the Bank Act and applicable provisions of SOX and related rules.

•   Reviewed and approved our Code of Conduct.

•   Received a report on procedures for dealing with customer complaints, including the annual report of the Bank’s Ombudsman on complaints resolution, and other consumer protection provisions, including a report on compliance with the requirements of the Financial Consumer Agency of Canada.

•   Reviewed and approved changes to the Committee mandate to elaborate in greater detail on the Committee’s responsibility to assist the board in its oversight of the effectiveness and independence of the Bank’s risk management function.

•   Met with representatives from the Office of the Superintendent of Financial Institutions and reviewed the results of its regular examination of RBC.

•   Met regularly with the Chief Risk Officer, without other members of management present.

This report has been approved by the members of the Risk Committee.

W.G. Beattie (Chair), J.T. Ferguson, F.C.A., T.J. Hearn, A.D. Laberge, J. Lamarre, M.H. McCain and E. Sonshine

Report of the Corporate Governance and Public Policy Committee

The Corporate Governance and Public Policy Committee acts as the nominating committee responsible for recommending to the board individuals qualified to become directors. It annually reviews the credentials of nominees for election as directors and oversees the process for evaluation of board, committee and director effectiveness. The Committee is also responsible for advising the board in applying governance principles and practices, monitoring developments in corporate governance and adapting best practices to the needs and circumstances of RBC, monitoring the amount and form of director compensation, and reviewing shareholder proposals and recommending to the board responses to these proposals.

As part of its public policy responsibilities, the Committee reviews policies and programs designed to create the Bank’s strong and sustained reputation and advises the board on public affairs matters including the development of corporate donations and community investment policies and programs.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance.

Independent Committee	The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at rbc.com/governance.

2010 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2010:

•   Conducted the annual evaluation of effectiveness of the Board of Directors and the regular director peer review process.

•   Reviewed credentials and performance of individuals proposed for election as directors.

•   Reviewed a matrix identifying the areas of experience and expertise important to the board.

•   Assessed direct and indirect material relationships between each director nominee and RBC and recommended to the board that 13 of the 14 nominees named in this Circular are independent.

•   Reviewed the amount and form of compensation of the directors and, as described on page 13 of the Circular, recommended the board approve a simplified structure for board compensation, replacing the dedicated and basic board retainers, committee membership retainers and fees for board and committee attendance with a single annual retainer.

•   Reviewed the Statement of Corporate Governance Practices and the responses to the shareholder proposals included in this Circular.

Royal Bank of Canada	21

•  Reviewed and recommended changes to the charters of each of the board’s committees.

•  Continued to monitor new legislation and assessed corporate governance practices against guidance issued during the year by international supervisors and securities regulators and industry best practices.

•  Received reports relating to client loyalty, media coverage, regulatory and government affairs and the Bank’s reputation with its key stakeholders.

•  Received an update on the Bank’s brand and on the RBC environmental blueprint.

•  Reviewed the Bank’s corporate donations strategy and received updates on community investment policies.

This report has been approved by the members of the Corporate Governance and Public Policy Committee.

D.P. O’Brien (Chair), W.G. Beattie, D.T. Elix, P. Gauthier, B.C. Louie, F.C.A., M.H. McCain and E. Sonshine

Report of the Human Resources Committee

The Human Resources Committee acts as the compensation committee of the board. This Committee is responsible for advising the board on succession planning, compensation and human resources principles and on related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. As detailed in the 2010 Executive compensation section starting on page 23 of this Circular, the board approves the compensation of the President and Chief Executive Officer further to the recommendations of the Committee in light of his performance and the Bank’s performance against approved objectives and comparable North American financial institutions. The Committee annually reviews executive talent development strategies, succession plans for key senior leadership roles and readiness of the Bank’s executive talent to deliver strategic goals of RBC. In addition, the Committee makes recommendations to the board on the compensation of senior management and matters concerning the Bank’s pension plans.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled the responsibilities set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at rbc.com/governance. The Committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and meets privately, without members of management present, after every regularly scheduled committee meeting.

Additionally, the board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation and risk management necessary to fulfill the Committee’s obligations to the board and shareholders. All of the Committee members have had significant experience in these important areas through their experience as senior leaders directing large and complex organizations and/or service on the Risk Committee of the board or on the risk committees of the boards of other large complex organizations. The President and Chief Executive Officer does not participate in making appointments to the Committee.

2010 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2010:

•  Reviewed opportunities to enhance the design of executive compensation programs to ensure that policies and practices are consistent with and promote sound and effective risk management. In that regard, the Committee recommended to the board refinements to strengthen alignment with emerging best practice recommendations of global regulators and competitiveness of compensation programs, including:

•  adopting a Compensation Risk Management Policy which applies to all employees of the Bank and its subsidiaries;

•  rebalancing the mix of mid and long-term incentives for Senior Vice-Presidents and above and increasing share ownership requirements for certain Capital Markets employees;

22	Royal Bank of Canada

•  reviewing and approving design changes to major compensation programs; and

•  amending RBC’s Forfeiture and Clawback Policy to include a provision for financial restatement applicable to all Group Executive members.

•  Met with the Chief Risk Officer to review the compensation risk adjustment process used to implement RBC’s policy on compensation risk management.

•  Reviewed the results of stress testing performance-based incentive programs against different scenarios of Bank performance to ensure that programs would pay out as intended, are aligned with the Bank’s pay-for-performance principle, and would not drive risk in excess of the Bank’s risk appetite.

•  Reviewed risk mitigation strategies, variable compensation processes and risk compensation considerations for major compensation programs.

•  Reviewed and made recommendations to the board for the compensation of the President and Chief Executive Officer and other senior management, including the Named Executive Officers.

•  Reviewed executive talent management at RBC and assessed the effectiveness of leadership development strategies, assessment and development processes and the depth and diversity of succession pools in place to support the strategic objectives.

•  Received regular updates from the external compensation consultant on market trends and developments in compensation design and practices.

•  Received regular updates on the regulatory compensation environment.

•  Reviewed the funding, performance and investment strategy of the Bank’s pension plans.

•  Reviewed and approved our Code of Conduct.

•  Met privately with the external compensation consultant without members of management present at every regularly scheduled meeting of the Committee.

The members of the Human Resources Committee approved this report and reviewed, and recommended to the board for approval, the Compensation discussion and analysis included in this Circular.

K.P. Taylor (Chair), D.T. Elix, J.T. Ferguson, F.C.A., P. Gauthier, D.P. O’Brien, J.P. Reinhard and V.L. Young

Royal Bank of Canada	23

2010 Executive Compensation

Contents
24	Letter to shareholders
26	Compensation discussion and analysis
26	Approach to compensation
	26	Compensation governance
	28	Compensation aligned with risk management principles
	29	Compensation design and decision-making process
	31	Components of executive compensation
	35	2010 RBC compensation awards
42	Talent management and succession planning
43	Executive compensation alignment with shareholder returns
44	Additional information on compensation
44	Named executive officer compensation
	45	Summary compensation table
	46	Incentive plan awards
	48	Pension plan benefits
	49	Employment contracts, termination, and change of control
52	Indebtedness of directors and executive officers

24	Royal Bank of Canada

Dear Shareholder,

On behalf of the Board of Directors, we are communicating RBC’s approach to executive compensation and the principles and practices that align executive compensation to sound risk management principles and sustainable performance at RBC. We believe shareholders should be fully informed of the objectives, principles and practices that are the foundation of our approach to executive compensation.

Our approach to compensation

Our approach to compensation begins with the recognition that compensation programs must be designed to attract and retain the talent needed for the organization’s continued success in a highly competitive global marketplace. These programs are aligned with performance goals that motivate executives to achieve strategic goals prudently and within acceptable risk tolerances. Our compensation programs are designed to reward individual contribution to superior financial performance and sustainable long-term shareholder value.

Compensation is designed around four key guiding principles: compensation aligns with shareholder interests; compensation aligns with sound risk management principles; RBC pays for performance; and, compensation enables RBC to attract and retain talent. Our approach to compensation is described in detail on page 26.

2010 changes to compensation practices

In 2010, we made enhancements to our compensation practices, many of which strengthened alignment to risk management principles and shareholder interests. We made the following key changes:

•

adopted a formal policy on compensation risk management and developed criteria to identify employees who may have a material impact on RBC’s risk profile. This policy is guided by the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards;

•

enhanced processes to ensure the design of compensation programs is not contributing to risk taking in excess of RBC’s risk appetite and risks have been appropriately accounted and adjusted for in incentive compensation payouts. This includes the formalization of the Chief Risk Officer’s review of compensation design and payouts from major compensation programs at both the overall pool level and at the individual level;

•

simplified the annual variable short-term incentive program for the President and Chief Executive Officer and members of the Group Executive (excluding Co-Group Heads, RBC Capital Markets), including clarifying the weighting of each of the two components which are assessed separately to determine the final award. The financial objectives component accounts for 60% and risk, strategic and operational objectives account for 40%;

•	increased the proportion of the bonus award that is deferred for employees in RBC Capital Markets;
•	increased share ownership requirements for managing directors in RBC Capital Markets;
•	reduced the weighting of stock options in the mid and long-term incentive mix for all executives; and
•

extended the financial restatement trigger of RBC’s Forfeiture and Clawback Policy beyond the President and Chief Executive Officer, and the Chief Administrative Officer and Chief Financial Officer, to all members of the Group Executive (the Bank’s most senior management).

Compensation design and decision-making process

Our executive compensation programs include base salary, as well as annual variable short-term, mid-term and long-term performance-based incentive awards, as described in detail starting on page 31. In assessing performance and determining the compensation of the President and Chief Executive Officer and members of the Group Executive, the Human Resources Committee considered a number of factors, including:

•	performance of RBC relative to the short-term and medium-term financial, risk, strategic and operational objectives;
•	for business group heads, in addition to the Bank’s performance, business segment performance relative to short-term and medium-term financial, risk, strategic and operational objectives;
•	the Bank’s performance relative to the performance of our peer group;
•	market competitiveness of compensation relative to similar roles within our compensation comparator group, giving appropriate consideration to RBC’s relative size, scope and business complexity; and
•	each executive’s potential for future contribution to creating long-term shareholder value.

The Human Resources Committee reviews and recommends to the Board of Directors the design of major incentive compensation programs and payouts under these programs. The Committee ensures incentive compensation awards are performance-based and consistent with RBC’s compensation principles, including ensuring an appropriate balance between risk and reward. This process includes conducting stress tests to determine how performance-based incentives may pay out under different scenarios of Bank performance. The Committee obtains advice from its external compensation advisor before exercising its independent judgment to recommend compensation awards to the Board of Directors for review and approval.

For a detailed description of our compensation design and decision-making process, see pages 29 to 31.

Royal Bank of Canada	25

2010 Compensation for Gordon M. Nixon, President and Chief Executive Officer

In 2010, Mr. Nixon, our President and Chief Executive Officer, demonstrated strong performance in leading RBC, as determined by the Board of Directors having regard to the following key areas:

•	Financial performance
•	Risk management
•	Strategy execution and client loyalty
•	Talent management and culture
•	Brand and reputation management

Under Mr. Nixon’s leadership, RBC delivered strong earnings of $5,223 million in a year characterized by economic, regulatory and capital markets uncertainty. We continued to extend our leading market positions and to grow our businesses both in Canada and globally in line with our long-term strategy while focusing on serving our clients’ needs. The overall enterprise risk profile was managed within the defined risk appetite, ensuring appropriate risk diversification with a well-diversified earnings stream across geographies and products. Capital ratios are strong, with the Tier 1 capital ratio at 13.0%. Strong talent and succession management practices are in place and RBC continues to be recognized as a strong brand, with increasing recognition outside Canada.

For more information about our financial performance in 2010, please refer to the Bank’s comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2010, available on sedar.com, or the Bank’s website on rbc.com/investorrelations.

A detailed description of the evaluation of our President and Chief Executive Officer’s performance, starts on page 36. Based on this evaluation, Mr. Nixon’s total direct compensation for fiscal 2010, as approved by the Board of Directors, was $11,000,000, which consisted of a base salary of $1,400,000, an annual variable short-term incentive of $2,100,000 and mid and long-term incentive award grant value of $7,500,000.

For details of the total compensation awarded to our President and Chief Executive Officer and to the other named executive officers of the Bank, see pages 35 to 42.

Looking ahead

We are confident that our approach to compensation, which includes strong governance and controls, achieves the appropriate balance between effectively paying for performance, ensuring compensation programs do not drive excessive risk taking, and attracting and retaining talented leadership. The Board of Directors remains committed to ensuring this balanced approach aligns our compensation practices with shareholder interests.

David P. O’Brien, O.C. Chairman of the Board	Kathleen P. Taylor Chair, Human Resources Committee

26	Royal Bank of Canada

Compensation discussion and analysis

Approach to compensation

The Bank’s executive compensation programs are designed to attract and retain the talent we need in a competitive global market. These programs are aligned to performance goals that motivate executives to achieve our strategic goals prudently and within our risk appetite, driving superior financial performance and generating sustainable shareholder returns.

We aspire to be a top performing diversified financial institution that delivers sustainable, profitable growth and top quartile returns for our shareholders.

In 2010, our strategic goals were as follows:

•	In Canada, to be the undisputed leader in financial services;
•	In the U.S., to be a leading provider of capital markets, wealth management and banking services by building on and leveraging the Bank’s considerable capabilities; and
•	Outside North America, to be a premier provider of select capital markets, wealth management and banking services in markets of choice.

Our approach to compensation overall, and executive compensation in particular, is based on four key guiding principles:

1. Compensation aligns with shareholder interests

Performance-based incentive programs align the interests of executives with shareholders as payouts from these programs vary based on the Bank’s absolute and relative performance. Executives receive a significant portion of compensation as equity incentive awards, motivating them to focus on the Bank’s long-term success. Executives are required to meet share ownership requirements, with the President and Chief Executive Officer (CEO) and members of the Group Executive required to maintain significant RBC share holdings, including for a period into retirement.

2. Compensation aligns with sound risk management principles

The Bank’s risk management culture is reflected in our approach to compensation. Compensation principles and practices align with the enterprise-wide risk management framework to ensure there is an appropriate balance between risk and reward. Performance is assessed on a number of measures, including adherence to risk management policies and guidelines. Our compensation risk management policy is guided by the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our regulators.

3. RBC pays for performance

Executive performance is assessed against key financial, risk, strategic and operational measures that are aligned with the Bank’s strategic goals and objectives. A significant portion of pay at-risk is deferred in the form of equity incentive awards in order to align compensation with the risk time horizon and motivate executives to generate longer-term value for shareholders. To create a clear relationship between pay and performance, executives have an opportunity to earn higher compensation for outstanding performance, and conversely, less compensation when RBC, a business segment and/or individual results fall short of objectives.

4. Compensation enables RBC to attract and retain talent

Talented and motivated executives are key to building a sustainable future for the Bank. As such, the Bank offers compensation that is competitive within the markets where we operate and compete for talent. Compensation programs reward executives for their consistent and sustainable performance and their potential for future contribution. The equity incentive programs, including the Bank’s forfeiture provisions, also encourage executives to build long-term careers at RBC.

Compensation governance

The Bank’s compensation governance structure consists of various management and board committees responsible for RBC’s compensation management policies and programs. Our compensation governance structure is reviewed regularly against best practices and regulatory guidance.

Board of Directors

The board is ultimately responsible for oversight and decision-making with respect to RBC’s compensation principles, policies and programs, including the management of compensation risk.

Human Resources Committee

The Human Resources Committee (the Committee) assists the board in carrying out its responsibilities with respect to compensation matters, playing a central role advising the board in this regard. The Committee’s responsibilities include:

•	reviewing the Bank’s compensation policies and major compensation programs, particularly against business objectives, operations and risks to which we are exposed;

Royal Bank of Canada	27
•

reviewing the design and payouts of major compensation programs to ensure alignment with pay for performance and sound risk management principles, which includes the Committee meeting with the Chief Risk Officer at least annually;

•	making recommendations to the board regarding major incentive and equity-based compensation programs; and
•

reviewing and recommending, for board approval, the design of compensation programs for the CEO and Group Executive as well as the actual amount of annual variable short-term incentive and mid and long-term incentives to be awarded to the CEO and each Group Executive member based on individual, business and overall Bank performance.

Compensation Risk Management Oversight Committee

The Compensation Risk Management Oversight Committee (CRMOC) supports the CEO and the Committee.

The CRMOC is responsible for oversight of RBC’s compensation risk management ensuring that RBC’s compensation programs align with its compensation risk management principles. The CRMOC includes the Chief Risk Officer, the Chief Human Resources Officer and the Chief Administrative Officer and Chief Financial Officer (the CAO and CFO).

The CRMOC’s responsibilities include:

•

reviewing the design of major compensation programs to ensure their alignment with sound risk management principles, including alignment with the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards;

•	approving the design and payouts of the Bank’s major compensation programs for submission to the Committee; and
•	reporting annually to the Committee on the alignment of compensation programs to RBC’s compensation risk management principles.

Role of the Chief Risk Officer in annual compensation decisions

The Chief Risk Officer meets at least annually with the Committee to review his assessment of the Bank’s major compensation programs and their alignment with sound risk management principles and practices. This ensures that the design of programs is not contributing to risk taking in excess of RBC’s risk appetite and that risks have been appropriately considered and reflected in incentive compensation payouts at the program level, as well as at the individual level based on predefined criteria for employees who may have a material impact on RBC’s risk profile.

Independent advice

The Committee has retained Hay Group as its external independent compensation consultant since 2004. Hay Group is an important independent resource for advice and counsel, and its role includes:

•

annually reviewing the Bank’s compensation principles and design of major programs to ensure they remain aligned with shareholder interests, including being market competitive, as well as recommending changes;

•	advising on compensation and governance trends, issues and changes in executive compensation in Canada, the U.S. and globally;
•

assisting the Committee in developing recommendations for the total compensation of the CEO and members of the Group Executive, including the design of compensation programs, and the appropriate level of compensation based on individual, business segment and overall RBC performance as well as competitive market positioning;

•	reviewing compensation-related materials in advance of Committee meetings and highlighting potential issues to the Chair of the Committee; and
•	reviewing the results of stress tests to assess how the performance-based incentive programs might pay out under different scenarios of Bank performance.

The Committee regularly meets in-camera with the independent consultant without management present, as this is fundamental to the Committee’s effectiveness in overseeing compensation.

Hay Group also provides other services to the Bank, such as market information and compensation surveys which are used by Canadian financial institutions to benchmark executive and non-executive compensation. As in past years, the Committee assessed the independence of Hay Group, reviewing the non-Committee services to be performed for 2010 and the proposed fees. The Committee was satisfied that, given the nature and value of the other services provided by Hay Group, that this did not impact its ability to act as an independent resource for the Committee.

The table below shows the fees paid to Hay Group over the last two years.

Services performed	Fees paid in 2009(1)	Fees paid in 2010	Percentage of all fees paid in 2010
As independent consultant to the Committee	$141,784	$180,971	67%
For other services (position evaluation and compensation surveys)	$160,228	$89,675	33%

(1)	Amounts exclude taxes paid; values restated from RBC’s 2010 circular to exclude taxes.

28	Royal Bank of Canada

Compensation aligned with risk management principles

The Bank’s compensation programs are founded on principles that support the management of risk, ensuring management’s plans and activities are prudent and focused on generating shareholder value within an effective risk control environment.

In keeping with the evolving regulatory environment and emerging best practices, in 2010 the Bank’s management, with oversight provided by the Committee, continued to strengthen the alignment of compensation and governance practices with the Bank’s risk management principles, which are guided by the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards.

Changes include:

•	adopting a formal policy on compensation risk management and development of criteria to identify employees who may have a material impact on the Bank’s risk profile;
•	enhancing the process for the CRMOC to ensure the design of compensation programs appropriately reflects risks and does not drive risk taking in excess of the Bank’s risk appetite;
•

enhancing the compensation risk adjustment processes to ensure adjustments for risk are considered and appropriately reflected in incentive compensation payouts. This includes formalizing the Chief Risk Officer’s review of payouts from major compensation programs for the overall pool and at the individual level based on predefined criteria; and

•	increasing deferral and share ownership requirements, primarily for Capital Markets employees, to strengthen the alignment of compensation with the risk time horizon and shareholder interests.

These measures complement the following risk management practices already in place for the Bank’s executive and Capital Markets compensation programs:

•	performance-based incentive payout pools are based primarily on earnings;
•	a significant portion of pay at-risk is deferred as equity incentive awards aligning compensation with the risk time horizon;
•	stress testing processes assess how the performance-based incentive programs might pay out under different scenarios of Bank performance;
•	requirement for a minimum return to shareholders to be achieved before payouts are made from the short-term programs and executive mid-term incentive programs;
•	performance is assessed in a balanced manner, based on financial, risk, strategic and operational objectives as well as overall leadership capabilities and behaviours;
•	performance-based incentive funding is capped for Bank executives;
•	share ownership requirements, with the CEO and members of the Group Executive required to maintain significant RBC shareholdings, including into retirement; and
•	a forfeiture and clawback policy, as discussed below.

RBC policy on compensation risk management

In 2010, the Bank adopted an enterprise-wide compensation risk management policy which applies to all compensation programs. The policy is guided by the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards and applicable regulatory guidance. Among other things, this policy:

•

outlines the role of the CRMOC, which has responsibility to ensure compensation programs are aligned with the Bank’s compensation risk management principles that guide the design and payout decisions of our compensation programs;

•	prescribes the proportion of variable compensation that will be paid under deferral arrangements for certain executives and employees;
•	states that variable compensation will be awarded in equity or equity-linked instruments for certain executives and employees; and
•

states that performance measures for senior employees responsible for financial and risk control activities will be based on the achievement of the objectives of their function, and their compensation will be determined independently from the performance of the business areas they support.

RBC policy on forfeiture and clawback

The Bank has a forfeiture and clawback policy that applies to the CEO, the Group Executive, all executives of RBC, and employees of RBC Capital Markets who participate in the Capital Markets compensation program. Under this policy, the Bank can recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards in the event of fraud or misconduct, including failure to follow internal policies and procedures.

In 2010, the Bank extended the application of the financial restatement trigger under this policy beyond the CEO and CAO and CFO to all the members of Group Executive. This provision permits RBC to recoup incentive awards that have been paid or vested and to cancel unvested mid and long-term incentive awards in excess of the amount that would have been received under the restated financial statements, subject to the board’s discretion.

Royal Bank of Canada	29

Additionally, the Bank’s performance-based incentive programs include provisions that would revoke certain awards to the CEO, the Group Executive, and other participants if their employment is terminated for cause. In the event of termination for cause and consistent with the laws of the jurisdictions in which we operate, the terminated participant would forfeit all previously awarded unvested mid and long-term incentive awards.

Restrictions on trading and hedging of RBC securities

All employees of the Bank and its subsidiaries are prohibited from selling securities of RBC directly or indirectly if they do not own or have not fully paid for them (a short sale) and are also prohibited from directly or indirectly buying or selling a call or put on securities of RBC, subject to certain limited exceptions. Additionally, all employees are prohibited from entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities.

Compensation design and decision-making process

Compensation management framework

The design of the Bank’s executive compensation programs and practices is based on our Compensation Management Framework. This framework includes processes for establishing target compensation levels, determining the pay mix and proportion of pay at-risk, setting performance objectives, evaluating performance and determining total compensation, ensuring compensation design and payouts appropriately reflect risk, and stress testing pay levels.

Establishing target compensation

The Bank competes for talent primarily with other financial services institutions. Annually, RBC reviews the pay levels and program design of financial institutions that are part of our compensation comparator group to ensure the Bank’s programs remain market competitive.

The Bank obtains market information from a number of external consulting firms, including Hay Group, McLagan, Mercer Ltd. and Towers Watson. In addition to providing market information, Towers Watson provides RBC management with guidance on executive compensation design.

The Committee’s independent consultant, Hay Group, analyzes market information and assists the Committee in determining the appropriate benchmark compensation comparator groups for the CEO and members of the Group Executive.

The compensation comparator group

In Canada, the Bank has generally benchmarked executive compensation target levels with reference to the median of comparable executive roles at the institutions forming part of our compensation comparator group. The financial institutions in this comparator group are selected based on industry similarity and they are our primary competitors for talent. Individual targets may be established above or below the median of this compensation comparator group based on an executive’s knowledge, experience and performance track record. Other considerations in establishing the target compensation levels include the relative scope and size of the Bank and/or business, as measured by assets, revenues, market capitalization, as well as the diversity, complexity and geographic reach of the business. The compensation comparator group used to establish target compensation levels is different from the global peer group which is used to assess relative financial performance (three-year average annual Total Shareholder Return (TSR)) for the mid-term incentive program (see pages 32 and 33 for more information). The following table outlines our compensation comparator group and how the Bank ranks relative to this group on a number of measures.

30	Royal Bank of Canada

Compensation comparator group
Company(1)	Revenue (millions)	Total Assets (millions)	Net Income (millions)	Market Capitalization (millions)	Full-time Equivalent Employees (thousands)
Bank of Montreal	$12,210	$411,640	$2,810	$ 34,118	37.9
The Bank of Nova Scotia	$15,505	$526,657	$4,239	$ 57,016	70.8
Canadian Imperial Bank of Commerce	$12,085	$352,040	$2,452	$ 30,724	42.4
Manulife Financial Corporation	$40,107	$205,140	$1,420	$ 34,000	45.0
National Bank of Canada	$4,484	$145,301	$1,034	$ 10,927	15.3
Sun Life Financial Inc.	$27,572	$120,082	$622	$ 17,076	14.3
The Toronto-Dominion Bank	$19,565	$619,545	$4,644	$ 64,500	71.0

Median of Canadian compensation comparator group	$15,505	$352,040	$2,452	$ 34,000	37.9
RBC	$28,330	$726,206	$5,223	$ 77,502	72.1
Rank	2	1	1	1	1

(1)	Information is from public filings for the most recently available fiscal year. With the exception of Manulife Financial Corporation and Sun Life Financial Inc., this table shows information as at October 31, 2010. For Manulife Financial Corporation and Sun Life Financial Inc., the information shown is as at December 31, 2009.

Target compensation mix and pay at-risk

Total direct compensation (base salary and performance-based incentive awards) is structured so that a significant portion of the compensation executives receive is pay at-risk, reflecting the impact and influence these individuals have on the Bank’s financial performance. A significant portion of pay at-risk is deferred as equity incentive awards to align compensation with the risk time horizon and motivate executives to generate long-term value for shareholders.

Setting performance objectives

At the beginning of the fiscal year, the Committee establishes performance objectives for the CEO based on the financial, risk, strategic and operational objectives of the Bank. The CEO establishes objectives for each member of the Group Executive, which are based on the same categories and reflect each member’s specific roles and responsibilities.

Evaluating performance and determining total compensation

The Bank’s annual compensation decision-making process ensures that compensation is performance-based and consistent with our compensation principles. The Committee is responsible for determining and recommending for board approval the actual amount of variable cash and equity compensation to be awarded to the CEO and each member of the Group Executive.

The Committee considers the following factors in assessing the performance and determining the appropriate level of compensation for the CEO, as well as members of the Group Executive:

•	performance of RBC relative to the short-term and medium-term financial, risk, strategic and operational objectives;
•	for business group heads, in addition to the Bank’s performance, business segment performance relative to short-term and medium-term financial, risk, strategic and operational objectives;
•	the Bank’s performance relative to the performance of our global peer group;
•

market competitiveness of compensation relative to similar roles within our compensation comparator group, giving appropriate consideration to RBC’s and/or the businesses’ relative size and business complexity; and

•	each executive’s potential for future contribution to creating long-term shareholder value.

The Committee evaluates the performance of the CEO relative to the established objectives. The Committee reviews market information for the compensation comparator group and receives advice from its external consultant before exercising its independent judgment to determine the appropriate compensation levels. The Committee also reviews the results of stress tests for incentive and equity-based compensation programs across different RBC performance scenarios, as outlined below. Through this process, the Committee ensures incentive compensation awards are performance-based and consistent with RBC’s compensation principles, including ensuring an appropriate balance between risk and reward. The Committee recommends the compensation awards to the board for review and approval. The CEO does not participate in these discussions.

The CEO reviews the performance evaluations of members of the Group Executive with the Committee and provides compensation recommendations. The Committee considers these recommendations, reviews market compensation information, receives advice from its consultant and exercises its independent judgment to determine if any adjustments are required, prior to making recommendations to the board for approval.

Royal Bank of Canada	31

Ensuring compensation design and payouts appropriately reflect risk

Compensation programs are designed to ensure there is an appropriate balance between risk and reward and that the programs do not drive excessive risk taking. In addition, the Committee considers potential adjustments to compensation payouts both at the program and individual level guided by the Chief Risk Officer’s review of a number of risk factors and his recommendations to the Committee. At the individual level this includes adherence to risk management and compliance policies by employees who may have a material impact on RBC’s risk profile.

Stress testing pay levels

Stress testing is performed annually, at the beginning of the fiscal year, to assess how the performance-based incentive programs might pay out under different scenarios of Bank performance to ensure that the programs would pay out as intended, are aligned with the Bank’s pay-for-performance principles, and would not drive risk taking in excess of the Bank’s risk appetite. The performance scenarios, which range from poor to exceptional results, are reviewed by the Committee to consider the appropriateness of various potential outcomes.

The CEO’s total compensation is also “back tested”. Back testing involves reviewing the current value of the performance-based incentive awards granted over his tenure as CEO to determine whether there has been a compensation outcome unrelated to performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentive at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test.

Components of executive compensation

Executive compensation includes base salary, performance-based incentive awards, pension, benefits and perquisites. The Bank regularly reviews these components to ensure they continue to align with our compensation principles. The table below summarizes the components of the executive compensation program, and the primary purpose of each component. More detailed descriptions follow the table.

Summary Table	Purpose
Base salary	• provides a base level of fixed compensation reflecting each executive’s level of responsibility, capabilities, knowledge, expertise and experience
Performance-based incentive awards
Annual incentive • Annual variable short-term incentive • RBC Capital Markets annual variable cash bonus

• rewards individual performance and contribution to annual performance of the business segment and RBC overall

• considers absolute performance relative to objectives as well as performance relative to our global peer group

• aligns the interests of executives with shareholders

Mid-term incentive (equity-based) • Performance deferred share units and restricted share units

• rewards individual performance and contribution to the short and medium-term performance of RBC, while aligning compensation with the risk horizon

• aligns the interests of executives with shareholders by focusing them on longer term performance

• encourages executives to stay with RBC

Long-term incentive (equity-based) • Stock options	• rewards individual performance, contribution to the long-term performance of RBC • encourages executives to stay with RBC • aligns the interests of executives with shareholders
Pension, benefits and perquisites

• provides a flexible benefits program as well as a choice between defined benefit and defined contribution pension plans

• provides a perquisite allowance that can be used to cover expenses including transportation and parking

Base salary

Base salaries are reviewed annually, and increases are generally granted when an executive assumes greater responsibilities, deepens knowledge and expertise, or when there is a change in the compensation levels of comparable roles in the compensation comparator group.

Performance-based incentive awards

The annual, mid and long-term incentive programs are based on individual, business segment and overall RBC performance. The mid and long-term incentive programs are equity-based. The annual incentive program is cash-based; however, it provides executives with the option of deferring all or part of their awards under the deferred share unit program.

32	Royal Bank of Canada

Annual variable short-term incentive program

The short-term incentive program rewards performance for the fiscal year, including individual, business segment and overall RBC performance. All executives participate in this program, excluding executives in Capital Markets who are part of the RBC Capital Markets compensation program. See page 33 for information on the RBC Capital Markets compensation program.

Design of incentive programs for the CEO and Group Executive

For the CEO and members of the Group Executive, including named executive officers (NEOs), performance is measured against financial objectives as well as against risk, strategic and operational objectives. Details are provided starting on page 35 for the CEO and NEOs.

Achievement of the financial objectives component is determined on the basis of net income after-tax (NIAT) results. The Committee considers the economic and market assumptions used in the planning process and extraordinary or unusual items. Achievement of the risk, strategic and operational objectives component is based on the Committee’s assessment of performance against the objectives established at the beginning of the year. Payouts can range from zero to a maximum of 2.5 times the incentive payout target.

The Committee recommends the short-term incentive awards for the CEO and members of the Group Executive to the board for approval.

Deferred share unit program

Prior to the beginning of the fiscal year, executives can make an election to receive 100% or a portion (25%, 50% or 75%) of their short-term incentive award in RBC deferred share units rather than cash. When the short-term incentive award is made, the amount elected is converted to deferred share units based on the average closing market price of RBC Common Shares on the Toronto Stock Exchange (TSX) for the five trading days prior to the fiscal year-end. Deferred share units earn dividend equivalents in the form of additional deferred share units. Deferred share units are redeemable only upon retirement or termination of employment with RBC and, when redeemed, are valued at the average closing price of RBC Common Shares on the TSX for the five trading days prior to the redemption date.

Mid and long-term incentives

Mid and long-term incentive awards are an important component of the executive compensation program. The plans support the Bank’s objective to attract, retain and motivate executives by creating meaningful incentives for talented individuals to build careers at the Bank while creating value for the Bank’s shareholders. Target grant levels under the performance deferred share unit and stock option programs are based on market-competitive compensation, and actual grants are based on an assessment of each participant’s current contribution and results and potential to contribute in the future. When new mid and long-term incentive awards are granted, previous awards are not taken into consideration as the awards are designed to reward performance and contribution for the current year and to further align the interests of executives with those of our shareholders.

In 2010, the equity incentive mix was changed for all executives participating in the mid and long-term incentive programs. For the CEO and members of Group Executive, the performance deferred share units were increased from 50% to 60% while stock options were decreased from 50% to 40% of the total equity incentive award value. This change is aligned with market direction to reduce stock options and reduces overall program leverage.

Performance deferred share unit program

The performance deferred share unit program rewards short and medium-term absolute and relative Bank performance, as well as individual performance. Awards are granted as RBC share units that earn dividend equivalents. Performance deferred share units vest after three years, and the value is determined by the Bank’s share price at vesting, as well as an additional performance-based adjustment. This adjustment could decrease or increase the value of the payout.

The number of units granted is based on the dollar value of the award and the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The value of the award upon vesting equals the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the vesting date. The value of the payout of the award may be adjusted upwards or downwards based on the Bank’s performance.

The performance adjustment is determined by the Bank’s TSR performance relative to the global peer group that is used to benchmark financial performance, as described below. The performance adjustment is applied to the performance deferred share units to determine the actual payout value of the award. The performance adjustment has the potential to decrease or increase the original award plus related dividend equivalents by up to 25%, based on the relative ranking of the Bank’s three-year TSR to the global peer group, at the time of vesting.

There would be no payout of performance deferred share units for the CEO, members of the Group Executive, as well as executive vice-presidents and senior vice-presidents if, upon vesting after three years:

•	the Bank’s TSR is in the bottom quintile of the global peer group; and

Royal Bank of Canada	33
•	the three year average Return on Equity (ROE) is below the performance threshold established at the beginning of each cycle of the program. For awards granted in 2010, the ROE threshold is 10%.

Prior to granting the award, the threshold is reviewed and approved by the board to ensure continued alignment with the Bank’s objectives and the external environment.

The peer group of global financial institutions used to determine the performance adjustment for the payout is outlined below. No changes were made to this group for 2010.

2010 Global peer group for assessing relative financial performance
Canadian financial institutions	U.S. financial institutions	Global financial institutions
• Bank of Montreal • The Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial Corporation • National Bank of Canada • Power Financial Corporation • The Toronto-Dominion Bank	• Bank of America Corporation • The Bank of New York Mellon Corporation • JPMorgan Chase & Co. • U.S. Bancorp • Wells Fargo & Company

•    Banco Bilbao Vizcaya Argentaria Group (BBVA) (Spain)

•    Barclays PLC (UK)

•    BNP Paribas (France)

•    Credit Suisse Group AG (Switzerland)

•    Deutsche Bank Group (Germany)

•    National Australia Bank (Aus/NZ)

•    Westpac Banking Corporation (Aus/NZ)

Note: Refer to page 30 for the comparator group used to establish target compensation.

RBC share unit program

The RBC share unit program is used very selectively to attract and retain key talent at mid and senior management levels. Awards are granted as RBC share units that earn dividend equivalents. The number of units granted is based on the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The awards in some cases vest in full at the end of three years, and in other cases, proportionally over three years. Their value upon vesting equals the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Stock option program

The stock option program focuses executives on enhancing shareholder value over the long term, and rewards them accordingly. The Bank’s CEO, members of the Group Executive, executive vice-presidents and senior vice-presidents participate in this program. When new stock option awards are granted, prior awards are not considered because the awards are designed to reward individual performance and contribution for the year and to further align the interests of our executives with those of our shareholders.

For the December 2010 grants, 50% of the options will vest and become exercisable three years after the grant date and the balance will vest and become exercisable four years after the grant date. Stock option awards granted prior to December 2009 vest over four years, at 25% annually. Options must be exercised within 10 years of the grant date.

The Bank’s stock option granting practices comply with all TSX requirements. The Bank does not backdate stock options granted and does not set the strike price below the market price. In addition, no executive can be granted stock options that exceed 5% of the total outstanding RBC Common Shares, as required by the TSX.

RBC Capital Markets compensation program

The RBC Capital Markets compensation program rewards performance for the fiscal year, including individual, business segment and overall RBC performance. The program applies to the majority of managing directors in Capital Markets and the Co-Group Heads of Capital Markets.

Determining the annual incentive program pool

Annually, the Committee reviews the process for determining the Capital Markets bonus pool, which is based primarily on RBC Capital Markets earnings before taxes and includes a potential adjustment to reflect the Bank’s performance using measures from the annual variable short-term incentive program. Capital Markets earnings before taxes reflect cost of funds and risk-related adjustments such as provisions for credit losses, liquidity reserves, trading losses and mark-to-market adjustments. The Chief Risk Officer reviews the bonus pool to determine whether additional adjustments for risk are required, reviews his assessment with the CRMOC, then makes recommendations to the Committee. The Committee reviews the bonus pool to determine if any additional adjustments are required and recommends the bonus pool payout to the board for approval.

Determining individual awards

Individual bonus awards are based on an assessment of financial and non-financial performance, including behaviours that focus on adherence to risk and compliance policies and procedures. The individual performance of the Co-Group Heads, Capital Markets is assessed against financial objectives as well as risk, strategic and operational objectives. The individual

34	Royal Bank of Canada

bonuses are awarded partially as an annual cash bonus and partially as deferred equity. In 2010, the proportion of bonus awards subject to deferral was increased. Under the program, a minimum of 50% of the bonus award for members of the RBC Capital Markets Operating Committee (senior management team) is deferred as RBC share units, pursuant to the RBC Capital Markets unit award program. The Co-Group Heads defer 65% of their compensation, aligned with other Group Executive members, with 60% of this deferral granted in the form of performance deferred share units and 40% in stock options.

Deferred equity

The deferred equity awards are granted as RBC share units that earn dividend equivalents. The number of units granted is based on the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The 2010 awards vest over three years, with 25% paid at the end of the first year, 25% at the end of the second year and 50% paid at the end of the third year. The value of the deferred units upon vesting equals the average closing price of RBC Common Shares for the five trading days immediately preceding the vesting date. Unvested awards may be forfeited by individuals who leave the Bank.

Deferred share unit program

Prior to the beginning of the fiscal year, managing directors can make an election to receive 100% or a portion (25%, 50% or 75%) of their annual cash bonus for the fiscal year in deferred share units rather than cash.

Minimum RBC share ownership requirements

To reinforce the focus on generating long-term value for shareholders, Bank executives and managing directors in RBC Capital Markets have minimum share ownership requirements, which are based on position level, as shown in the table below. Share ownership requirements for the CEO and members of the Group Executive extend into retirement for a specified period of time.

These requirements can be met through personal holdings, shares accumulated under our employee share ownership plans, and share units held under our equity incentive programs, other than our stock option program.

Employees who are promoted to Bank executives or managing directors in RBC Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years to meet the minimum. All executives and managing directors covered by this policy currently meet these requirements.

Minimum share ownership requirements by level
CEO	• 8 times the last three years’ average base salary • must continue to meet share ownership requirements in the first two years of retirement
Members of the Group Executive (other than the Co-Group Heads, RBC Capital Markets)	• 6 times the last three years’ average base salary • must continue to meet share ownership requirements in the first year of retirement
Co-Group Heads, RBC Capital Markets	• 2 times the last three years’ average base salary and annual cash bonus • must continue to meet share ownership requirements in the first year of retirement
Executive Vice-Presidents	• 3 times the last three years’ average base salary
Senior Vice-Presidents	• 2 times the last three years’ average base salary
Vice-Presidents of the Bank	• 1 times the last three years’ average base salary
Members of the Operating Committee, RBC Capital Markets	• 1.5 times the last three years’ average base salary and annual cash bonus
Managing Directors, RBC Capital Markets	• 1.5 times the last three years’ average base salary; increased in 2010 from 1.0 times the last three years’ average base salary

Pension, benefits and perquisites

Pension benefits

Executives in Canada have the choice of joining RBC’s Defined Benefit (DB) plan or Defined Contribution (DC) plan on the same basis as other employees. See pages 48 and 49 for more information.

Other benefits

Executives participate in RBC’s FlexBenefits program on the same basis as other employees. The FlexBenefits program includes healthcare coverage, life and accident insurance and disability coverage. Our benefits program is comparable to the programs provided by our compensation comparator group.

In Canada, Bank executives can participate in the Royal Bank Employee Savings and Share Ownership Plan (RESSOP), and senior leaders in RBC Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in RBC shares up to a maximum of 3% of eligible earnings capped at $4,500 annually for DSSP members.

Royal Bank of Canada	35

Bank executives also receive perquisites as part of their executive compensation program. Perquisite values vary by level of executive, and are comparable to those provided by our compensation comparator group.

2010 RBC compensation awards

This section discusses the compensation awards of our named executive officers, including how the Committee arrived at its recommendations for the compensation of the CEO, the CAO and CFO and the Bank’s three most highly compensated officers other than the CEO, the CAO and CFO. The Bank’s NEOs in 2010 are:

•	Gordon M. Nixon, CEO
•	Janice R. Fukakusa, CAO and CFO
•	David I. McKay, Group Head, Canadian Banking
•	A. Douglas McGregor, Co-Group Head, RBC Capital Markets
•	Mark A. Standish, Co-Group Head, RBC Capital Markets

The following table shows the total direct compensation that was awarded to the NEOs in calendar 2010, including the proportion of pay at-risk and deferred performance-based pay.

			Performance-based incentive awards
			Short-term incentive(1)		Mid-term incentive				Total direct compensation
	Base Salary		Cash		Performance share units		Long-term incentive				Pay at-risk	Deferred performance- based pay
G.M. Nixon		$1,400,000		$2,100,000		$4,500,000		$3,000,000		$11,000,000	87%	78%
J.R. Fukakusa		$600,000		$1,000,000		$1,320,000		$880,000		$3,800,000	84%	69%
D.I. McKay		$600,000		$1,200,000		$1,500,000		$1,000,000		$4,300,000	86%	68%
A.D. McGregor		$500,000		$3,395,000		$3,785,000		$2,520,000		$10,200,000	95%	65%
M.A. Standish(2)	US$	500,000	US$	3,395,000	US$	3,785,000	US$	2,520,000	US$	10,200,000	95%	65%

(1)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2010 annual short-term incentive/annual cash bonus in deferred share units.
(2)	Mr. Standish is based in New York and is paid in U.S. dollars.

Evaluating 2010 CEO performance and determining compensation

Mr. Nixon continues to be recognized as one of the most respected CEOs among his global peers. Under his leadership, the Bank demonstrated the power of its diversified business model, delivering strong earnings in a year characterized by economic, regulatory and capital market uncertainty. The Bank extended its leading market position, grew the franchise both in Canada and globally in line with its long-term strategy, while focusing on serving its clients’ needs and employee engagement.

The CEO’s performance is assessed against a combination of financial, risk, strategic and operational objectives, and as the senior-most executive, primarily on the overall results of the Bank.(3) The summary table on the following page highlights the Bank’s results in these key areas in 2010.

(3)	For information on performance of RBC, please consult the Annual Report for the year ended October 31, 2010, at rbc.com/investorrelations, or through the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com.

36	Royal Bank of Canada

Results in 2010

Gordon M. Nixon	President & Chief Executive Officer
2010 Objectives	2010 Results
60% of Performance Objectives
Financial Performance
• Achieve operating plan NIAT objectives (Consideration is given to the economic and market assumptions used in the planning process)

•   Reported net income of $5,223 million for the year ended October 31, 2010, up $1,365 million or 35% from the prior year. Results in the current year include a $116 million loss on the announced sale of Liberty Life Insurance Company and our 2009 results included a $1 billion goodwill impairment charge

•   Our current year results, excluding these items, were up $481 million, or 10%,(1) driven by solid earnings in Canadian Banking reflecting revenue growth in all its businesses,

      solid business growth in Wealth Management and Insurance and lower provisions for credit losses (PCL). In Capital Markets, trading revenues were down from strong levels in the prior year; however, we had improved results in our investment banking businesses

40% of Performance Objectives
Risk management
• Manage the enterprise risk profile within the defined risk appetite • Maintain strong capital ratios to support the Bank’s strategic direction, growth objectives and credit rating

•   Managed the overall enterprise risk profile within the defined risk appetite, ensuring appropriate risk diversification with a well-diversified earnings stream across geographies and products and an overall good risk/return relationship

•   Capital ratios are strong, with Tier 1 capital ratio at 13.0%, well above our medium-term objective

•   Senior debt ratings are among the highest of financial institutions globally

•   Total PCL in 2010 was $1,861 million, down $1,552 million from last year, reflecting stabilizing asset quality due to the general improvement in the global economic environment

Strategy execution and client satisfaction

•   Be the undisputed leader in financial services in

      Canada

•   Be a leading provider of capital markets, banking and

      wealth management services in the U.S.

•   Outside of North America, be the premier provider of

      capital markets, wealth management, and select

      banking services in markets of choice

•   Preserve and strengthen client satisfaction and loyalty

•   Canadian Banking continues to rank #1 or 2 in market share in nearly every product category; won 3 categories of Synovate’s 2010 Best Banking Awards; and ranked 2nd in customer satisfaction by J.D. Power and Associates

•   Continue to lead the Canadian mutual fund industry with a market share of 15%. In

      2010, Lipper Funds named PH&N the Best Overall Fund Group and Best Bond Fund

      Family

•   In Canada, Capital Markets is the leading global investment bank and was also recognized as number one in debt, equity, loan syndication and M&A by Bloomberg.

      Named as the best investment bank in Canada by Euromoney; grew status as a U.S.

      Primary Dealer; and, became a European Primary Dealer in Germany and France. Rated

      #1 bank by Credit magazine’s 2010 European Credit awards for Fixed Income Trading and Non-core Currency Bonds

•   In International Banking, our U.S. retail bank continues to be challenged by weak economic, credit and market conditions and we remain focused on restoring its operating performance and returning to profitability

Talent management and culture
• Ensure leadership bench strength, diversity and succession for key leadership roles • Maintain high employee engagement levels • Be an employer of choice

•   Strong succession plans in place for senior leadership; bench strength in other executive ranks solidified through focused development, executive appointments and select external hires

•   Employee engagement levels remain high and continue to exceed the “North American

      High Performance Companies” benchmark. Continue to be an employer of choice,

      reinforced through numerous external recognitions (e.g., “Best Workplaces in Canada”

      and one of Canada’s “Top 100 Employers”)

•   RBC received the global 2010 Catalyst Award for diversity and inclusion

Brand and reputation management
• Preserve and strengthen the Bank’s brand and reputation with all stakeholders • Leverage the strength and stability of RBC to instil confidence in clients and stakeholders

•   RBC continued to strengthen corporate citizenship as recognized through numerous

      Canadian and global awards and inclusion in sustainability indices (e.g., Dow Jones

      Sustainability World Index; FTSE4Good index; and GLOBE Award for Corporate

      Environment Strategy)

•   Maintained strong brand rankings (#3 in Canada by Interbrand; #36 globally by

      Millward Brown); national and international sponsorships such as the RBC Blue Water

      Project, the Olympics and Torch Relay contributed significantly to enhanced brand value

Determining CEO compensation

Annually, Mr. Nixon’s target compensation is reviewed and approved by the board. This review is based on an analysis of comparator group compensation and reflects the Bank’s size and scope including the diversity, complexity and geographic reach of the business relative to this group (as outlined on pages 29 and 30). For 2010, the Committee reviewed the comparator group compensation and, after receiving advice from its independent consultant, determined that establishing the total target compensation above the median of the compensation comparator group continues to be appropriate. Mr. Nixon’s

(1)	Measures excluding the loss on sale of Liberty Life Insurance Company and the goodwill impairment charge are non-GAAP measures. See page 64 of the Annual Report for the year ended October 31, 2010 for more information and reconciliations.

Royal Bank of Canada	37

base salary was set at $1,400,000 for 2010. Mr. Nixon’s 2010 annual variable short-term incentive target was set at 150% of salary or $2,100,000 and his 2010 mid and long-term incentive target was set at $7,500,000. These targets remained unchanged from the previous year.

CEO annual variable short-term incentive award

Mr. Nixon’s 2010 annual variable short-term incentive target was set at 150% of salary or $2,100,000. A total of 60% of the target annual short-term incentive is based on performance against financial objectives and 40% is based on performance against risk, strategic and operational objectives, as illustrated in the following diagram. Payouts can range from zero to a maximum of 2.5 times the target.

Financial Objectives (60%)	+	Risk, Strategic and Operational Objectives (40%)	=	Annual variable short-term incentive award
Measured by: • Net income after-tax (NIAT), based on operating plan		Measured by: • Risk management and compliance • Strategy execution • Client satisfaction • Talent management • Brand and reputation

At the beginning of the fiscal year, the Committee establishes a NIAT target for RBC overall for the short-term incentive program. NIAT is the primary financial performance measure used to assess overall RBC as well as business segment performance for this program. NIAT is Net Income as reported in the Bank’s comparative financial statements and management’s discussion and analysis. This NIAT target is approved by the board.

For 2010, the Committee established NIAT of $5,400 million as the short-term incentive target for RBC. This was a stretch target which had a realistic likelihood of being achieved under economic and market assumptions used in the planning process. The Committee assessed the environment in which the results were achieved as well as reviewed extraordinary and unusual items, and concluded that no additional considerations were required in establishing Mr. Nixon’s award for this component. This component represents 60% of the target award and based on reported NIAT of $5,223 million, the Committee recommended a payout of $1,100,000 for the financial component of Mr. Nixon’s annual variable short-term incentive award.

The Committee reviewed Mr. Nixon’s performance relative to the risk, strategic and operational objectives that were established by the board at the beginning of the year. Detailed results are provided on page 36 and highlights are as follows: under Mr. Nixon’s leadership, the Bank continued to take a disciplined approach to risk and capital management, strengthened market share and client loyalty in Canada, grew Capital Markets businesses in the U.S. and Europe, focused on talent and succession planning and strengthened brand rankings in Canada and globally. This component represents 40% of the target award. The Committee recommended an incentive award of $1,000,000 for this component of Mr. Nixon’s annual variable short-term incentive award.

The total 2010 annual variable short-term incentive award the Committee recommended to the board was $2,100,000. The board approved the Committee’s recommendation.

CEO mid and long-term incentive award

Mr. Nixon’s mid and long-term incentive target for 2010 is $7,500,000. In determining the mid and long-term incentive awards for 2010, the Committee began by considering the 2010 results outlined on page 36, as they also set a foundation for longer term performance. In addition, the Committee considered various performance factors consistent with the Bank’s financial objectives and strategic goals over the medium and long-term outlined on page 26. Key considerations were as follows:

•

RBC’s three and five-year average TSR of 3% and 10%, respectively ranked the Bank in the first quartile within the global peer group for both periods. TSR aligns to our three strategic goals and we believe represents the most appropriate measure of shareholder value creation.

•

Tier 1 capital ratio of 13% compared favourably to our objective. During the year, the Bank achieved a liquidity and funding position believed to be appropriate to execute our strategy and levels of liquidity and funding risk remain well within our risk appetite.

•

Strong businesses and a respected brand in Canada are enabling the Bank to extend its businesses into new markets, providing opportunities to diversify revenue streams, grow the earnings base and extend wealth management and capital markets capabilities globally.

Highlights of actions in 2010 that position the Bank to achieve its financial objectives and strategic goals over the medium and long-term include:

•	In Canada, virtually all lines of business advanced their leadership in each market and product category establishing good momentum for future growth;

38	Royal Bank of Canada
•	Canadian Banking is making the necessary investments in the distribution network and products and services to drive further operational efficiencies and improve the client experience;
•

Wealth Management announced a revised operating structure that better positions it to execute its global growth strategy. The acquisition of U.K. based BlueBay Asset Management confirms our strategic focus on growing the Global Asset Management business;

•

In October we announced the sale of Liberty Life Insurance Company in the U.S. (subject to regulatory approvals and customary closing conditions) as Liberty Life lacks the scale required to build and maintain a significant portfolio of insurance products in a very competitive marketplace; and

•

Capital Markets strategic focus on business and geographic diversity allowed us to take advantage of global opportunities, deepening our U.S. franchise and expanding equities, research, and investment banking capabilities in Europe. At the same time, the risk and control infrastructure was strengthened, also positioning the business for future growth.

Under Mr. Nixon’s leadership, RBC is well positioned to achieve its financial objectives and strategic goals. Based on the results of his performance as outlined of page 36, the Committee recommended to the board a total mid and long-term incentive award of $7,500,000. Consistent with the Bank’s revised target mix of mid and long-term incentives, $4,500,000 (60%) of this award was granted as performance deferred share units and $3,000,000 (40%) as stock options. The board approved the Committee’s recommendation.

The Committee recommended Mr. Nixon’s base salary be increased by $100,000 to $1,500,000 effective January 1, 2011 to appropriately position Mr. Nixon’s salary relative to peer roles in the compensation comparator group, particularly in consideration of the relative size of RBC and the scope of his role. This recommendation was approved by the board.

Awarded compensation	2010 ($)	2009 ($)		2010 Pay mix
Base salary	1,400,000	1,400,000
Performance-based incentive awards
Annual variable short-term incentive (STI)	2,100,000	2,000,000	(1)
Performance deferred share units (PDSUs)	4,500,000	3,500,000
Stock options (Options)	3,000,000	3,500,000
Total direct compensation	11,000,000	10,400,000
Change from previous year	6%	–

(1)	Annual variable short-term incentive of $2,000,000 was awarded in the form of restricted share units under the RBC share unit program.

CEO compensation during tenure

The Committee reviewed the back testing report for Mr. Nixon’s pay, considering the total direct compensation awarded to Mr. Nixon during his tenure as CEO from 2001 to 2010 and compared the grant date value of compensation awarded with the actual value received or in-the-money value from compensation awards. The Committee was satisfied that there has been an appropriate pay-for-performance linkage. This analysis showed that over Mr. Nixon’s tenure as CEO, the average return on annual $100 investments as at October 31, 2010 for the shareholder was $178, compared to a return of $137 on compensation for Mr. Nixon over the same period.

Share ownership requirements and actual shareholdings

The following table shows Mr. Nixon’s shareholdings as at October 31, 2010, which significantly exceed the minimum requirements. The values are based on $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year. The deferred share units reflect the value of annual STI awards that Mr. Nixon previously voluntarily deferred as share units.

Named executive officer	Ownership requirement		Value of shareholdings as at October 31, 2010
	Multiple	$	Deferred share units	Restricted share units	Performance deferred share units	RESSOP/ DSSP	Personal holdings	Total holdings	Total as a multiple of average salary
G.M. Nixon	8 x average salary	11,200,000	$8,378,843	$2,026,060	$6,731,246	$1,731,930	$37,369,846	$56,237,925	40.2x

Royal Bank of Canada	39

Other named executive officers

This section discusses the 2010 compensation decisions for the other named executive officers.

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

Ms. Fukakusa continued to provide strong leadership as CAO and CFO. Through her role as chair of the Bank’s Group Operating Committee, which is responsible for the integration of governance and oversight of day-to-day functional, operating and technology activities across RBC, Ms. Fukakusa strengthened cross-enterprise collaboration as well as processes to monitor key enterprise initiatives. She is providing leadership for the multi-year cost management program initiated in 2009 that is generating significant savings for the organization. Ms. Fukakusa continued to strengthen the financial controls infrastructure, introducing a suite of financial controls and governance initiatives. She has provided leadership oversight for Technology and Operations, ensuring technology enhancements effectively enable RBC’s strategic and transformational objectives. The talent and leadership pipeline in her areas of responsibility continued to be strengthened through targeted development, including rotation of executives into new roles.

The overall design of Ms. Fukakusa’s annual variable short-term incentive program is the same as that of the CEO. Ms. Fukakusa’s short-term incentive target was set at 125% of salary for 2010 or $750,000, with 60% of objectives based on the financial performance of the Bank and 40% based on risk, strategic and operational performance. Payouts can range from zero to a maximum of 2.5 times the target.

Based on reported RBC NIAT, as described on page 36, the Committee considered the CEO’s compensation recommendations, and recommended an incentive award of $425,000 for the financial component of Ms. Fukakusa’s annual variable short-term incentive award.

The Committee considered the CEO’s evaluation of Ms. Fukakusa’s performance against risk, strategic and operational objectives and the compensation recommendations made by the CEO, and recommended an award of $575,000 for this component of her annual variable short-term incentive award.

The total 2010 annual variable short-term incentive compensation award the Committee recommended to the board was $1,000,000. The board approved the Committee’s recommendation.

Ms. Fukakusa’s mid and long-term incentive target is $2,200,000. In determining the award for 2010, the Committee considered the 2010 results outlined above, as well as various performance factors, consistent with the Bank’s financial objectives and strategic goals over the medium and long term. These included RBC’s three and five-year average TSR of 3% and 10% respectively, which ranked the Bank in the first quartile within the global peer group for both periods; significant technology investments to ensure a sound infrastructure to effectively and efficiently support the Bank’s clients and growth initiatives; and ongoing progress towards the implementation of the International Financial Reporting Standards (IFRS).

The Committee considered the CEO’s recommendation and, based on the overall assessment of performance, recommended a total mid and long-term incentive award of $2,200,000, which was approved by the board. Consistent with the Bank’s revised target mix of mid and long-term incentives, $1,320,000 (60%) of this award was granted as performance deferred share units and $880,000 (40%) as stock options.

The Committee recommended Ms. Fukakusa’s base salary be increased by $50,000 to $650,000 effective January 1, 2011 to appropriately position Ms. Fukakusa’s salary relative to peer roles in the compensation comparator group, particularly in consideration of the relative size of RBC and the scope of her role. This recommendation was approved by the board.

Awarded compensation	2010 ($)	2009 excluding one time award(1) ($)	2009 including one time award(1) ($)	2010 Pay mix
Base salary	600,000	600,000	600,000
Performance-based incentive awards
Annual variable short-term incentive (STI)	1,000,000	735,000	735,000
Restricted share units	–	–	225,000
Performance deferred share units (PDSUs)	1,320,000	1,100,000	1,100,000
Stock options (Options)	880,000	1,100,000	1,325,000
Total direct compensation	3,800,000	3,535,000	3,985,000
Change from previous year excluding one time award made in 2009 Change from previous year including one time award made in 2009	7% -5%	–	–

(1)	On March 10, 2009 upon her appointment as Chief Administrative Officer and Chief Financial Officer, Ms. Fukakusa was granted a special one-time award of $450,000, consisting of a $225,000 award under the RBC share unit program and a $225,000 award under the stock option program.

40	Royal Bank of Canada

Share ownership requirements and actual shareholdings

The table below shows Ms. Fukakusa’s shareholdings as at October 31, 2010. The values are based on $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year. The deferred share units reflect the value of annual STI awards that Ms. Fukakusa previously voluntarily deferred as share units.

	Ownership requirement			Value of shareholdings as at October 31, 2010
Named executive officer	Multiple	$		Deferred share units	Restricted share units	Performance deferred share units	RESSOP/ DSSP	Total holdings	Total as a multiple of average salary
J.R. Fukakusa	6 x average salary		3,459,580	$7,487,695	$438,634	$3,334,537	$572,283	$11,833,149	20.5x

David I. McKay

Group Head, Canadian Banking

Under Mr. McKay’s leadership, Canadian Banking achieved record earnings with net income of $3,044 million, up 14% from last year, largely reflecting strong home equity and personal deposit volume growth and lower PCL. Higher credit card transaction volumes and mutual fund distribution fees also contributed to the increase.

In 2010, Canadian Banking continued its focus on making it easier for clients to do business with RBC, with initiatives such as expanding the branch network and redesigning the online banking site which was rated #1 in Canada by Surviscor and Forrester. The newly designed website includes myFinanceTracker™, Canada’s first online financial management tool integrated into an online banking system. Canadian Banking opened a new RBC retail store concept, a dramatically new retail banking environment with merchandising areas and interactive digital technologies which will redesign and simplify the customer shopping experience.

Canadian Banking ranked #2 in J.D. Power’s customer satisfaction study and won several categories in the Synovate client survey, including Branch Service, Financial Advice, and for the first time, Telephone Banking. The new brand promise, “Advice You Can Bank On” was successfully launched, leveraging the Olympic and Torch Relay sponsorship opportunities to allow Canadian Banking to tell its story and make a stronger connection with clients and employees. Overall talent management and employee engagement scores under Mr. McKay’s leadership remained strong, and well above our ‘North American High Performance Companies’ benchmark.

The design of Mr. McKay’s annual variable short-term incentive program is the same as that of the CEO, with 60% of objectives based on financial performance and 40% based on risk, strategic and operational performance. However, financial performance is based on a combination of reported RBC NIAT and NIAT for Canadian Banking. Mr. McKay’s short-term incentive target was set at 125% of salary for 2010 or $750,000. Payouts can range from zero to a maximum of 2.5 times the target.

At the beginning of the fiscal year, the Committee established NIAT of $2,800 million as the short-term incentive target for Canadian Banking. With a reported NIAT of $3,044 million, Canadian Banking underpinned the Bank’s results with record earnings in 2010. The Committee considered the CEO’s recommendation based on Canadian Banking’s results and RBC NIAT results and established a payout of $675,000 for the financial component of Mr. McKay’s annual variable short-term incentive award.

The Committee considered the CEO’s evaluation of Mr. McKay’s risk, strategic and operational performance, as highlighted above. After considering the compensation recommendations made by the CEO, the Committee recommended an award of $525,000 for this component of the annual variable short-term incentive award.

The total 2010 annual variable short-term incentive compensation award the Committee recommended to the board was $1,200,000. The board approved the Committee’s recommendation.

Mr. McKay’s mid and long-term incentive target is $2,200,000. In determining the award for 2010, the Committee considered the 2010 results outlined above as well as various performance factors, consistent with the Bank’s financial objectives and strategic goals over the medium and long term. These included advancing Canadian Banking’s leadership position while making a significant investment in the distribution network, products, services and, processes to support the growth strategy, as well as improving operational efficiencies and the client experience.

The Committee considered the CEO’s recommendation, and based on the overall assessment of performance, recommended a total mid and long-term incentive award of $2,500,000, which was approved by the board. Consistent with the Bank’s revised target mix of mid and long-term incentives, $1,500,000 (60%) of this award was granted as performance deferred share units and $1,000,000 (40%) as stock options.

The Committee recommended Mr. McKay’s base salary be increased by $50,000 to $650,000 effective January 1, 2011, to appropriately position Mr. McKay’s salary relative to peer roles in the compensation comparator group, particularly in consideration of the relative size of RBC and the scope of his role. This recommendation was approved by the board.

Royal Bank of Canada	41

Awarded compensation	2010 ($)	2009 ($)	2010 Pay mix
Base salary	600,000	500,000
Performance-based incentive awards
Annual variable short-term incentive (STI)	1,200,000	850,000
Performance deferred share units (PDSUs)	1,500,000	1,100,000
Stock options (Options)	1,000,000	1,100,000
Total direct compensation	4,300,000	3,550,000
Change from previous year	21%	–

Share ownership requirements and actual shareholdings

The table below shows Mr. McKay’s shareholdings as at October 31, 2010. The values are based on $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year.

	Ownership requirement		Value of shareholdings as at October 31, 2010
Named executive officer	Multiple	$	Performance deferred share units	RESSOP/ DSSP	Personal holdings	Total holdings	Total as a multiple of average salary
D.I. McKay	6 x average salary	2,984,781	$3,279,223	$654,473	$133,691	$4,067,387	8.2x

A. Douglas McGregor and Mark A. Standish

Co-Group Heads, RBC Capital Markets

In 2010, RBC Capital Markets reported net earnings of $1,647 million, down $121 million, or 7% from last year, as trading revenues were impacted by lower client volumes and tighter credit spreads. Under Mr. McGregor’s and Mr. Standish’s leadership, RBC Capital Markets continued to be Canada’s leading global investment bank winning significant mandates in 2010. Capital Markets was named Dealmaker of the Year in Canada (Financial Post) for 2010 and for six of the last seven years was also recognized as number one in debt, equity and M&A in Canada (Bloomberg).

Outside of Canada, Capital Markets continued to invest in our key businesses, extending capabilities, adding new clients and expanding market share. As a result of strategic growth initiatives, approximately 60% of revenues are now generated outside Canada. Significant progress has been made expanding in the U.S. reflecting investments in top talent, the build-out of infrastructure and the strength of the RBC Capital Markets brand. Market share increased across several businesses including U.S. dollar fixed income and currency trading, debt and equity origination. In the U.K., Capital Markets continued to extend its capabilities in fixed income and currency and our credit trading business in Europe was named Best Bank for Fixed Income, e-Trading and Non-core Currency bonds by institutional investors in Credit magazine’s 2010 European Credit awards.

Capital Markets continued to strengthen the alignment of compensation programs and payouts with sound risk management principles. An enhanced employee performance management process was implemented globally which incorporates financial and non-financial performance measures, including behaviours that focus on adherence to risk and compliance policies and procedures. Employee survey results were up or stable (over 2009) for all categories, including a slight increase in employee engagement levels.

Mr. McGregor and Mr. Standish participate in the RBC Capital Markets compensation program (see pages 33 and 34 for more information on this program). Their performance is assessed against financial objectives as well as risk, strategic and operational objectives.

The Committee considered the CEO’s evaluation of the Co-Group Heads’ financial, risk, strategic and operational performance, as highlighted above. After considering the compensation recommendations made by the CEO, the Committee recommended an incentive award of $9,700,000 for Mr. McGregor and US$9,700,000 for Mr. Standish, which were approved by the board. The incentive awards were allocated as follows: 35% cash ($3,395,000); 39% performance deferred share units ($3,785,000); and 26% stock options ($2,520,000).

42	Royal Bank of Canada

Mr. McGregor

Awarded compensation	2010 ($)	2009 ($)	2010 Pay mix
Base salary	500,000	200,000
Performance-based incentive awards
Annual variable short-term incentive (STI)	3,395,000	4,380,000
Restricted share units	–	2,000,000
Performance deferred share units (PDSUs)	3,785,000	3,185,000
Stock options (Options)	2,520,000	3,185,000
Total direct compensation	10,200,000	12,950,000
Change from previous year	-21%	–

Mr. Standish

Awarded compensation	2010 (US$)	2009 (US$)	2010 Pay mix
Base salary	500,000	200,000
Performance-based incentive awards
Annual variable short-term incentive (STI)	3,395,000	4,380,000
Restricted share units	–	2,000,000
Performance deferred share units (PDSUs)	3,785,000	3,185,000
Stock options (Options)	2,520,000	3,185,000
Total direct compensation	10,200,000	12,950,000
Change from previous year	-21%	–

Share ownership requirements and actual shareholdings

The table below shows Mr. McGregor’s shareholdings as at October 31, 2010. The values are based on $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year. The deferred share units reflect the value of annual variable incentive awards that Mr. McGregor previously voluntarily deferred as share units.

	Ownership requirement		Value of shareholdings as at October 31, 2010
Named executive officer	Multiple	$	Deferred share units	Restricted share units	Performance deferred share units	RESSOP/ DSSP	Personal holdings	Total holdings	Total as a multiple of average salary and cash bonus
A.D. McGregor	2 x average salary and cash bonus	8,969,048	$16,560,505	$4,518,177	$3,226,469	$117,626	$352,882	$24,775,659	5.5x

The table below shows Mr. Standish’s shareholdings as at October 31, 2010. The values are based on US$53.38, the closing price of RBC Common Shares on the New York Stock Exchange on October 29, 2010, the last trading day of the fiscal year.

	Ownership requirement			Value of shareholdings as at October 31, 2010
Named executive officer	Multiple	$		Deferred share units		Restricted share units		Performance deferred share units		401(k)		Total holdings		Total as a multiple of average salary and cash bonus
M.A. Standish	2 x average salary and cash bonus	US$	8,809,757	US$	19,614,762	US$	4,892,277	US$	3,349,702	US$	3,106	US$	27,859,846	6.3x

Talent management and succession planning

A comprehensive integrated approach to talent management and succession planning is in place. We focus on building leadership capabilities of executives and high potential talent to strengthen overall succession and ensure we have a deep leadership pipeline to drive both short and long-term performance. We believe people learn best from on the job experiences and have robust staffing processes to ensure the right people are appointed to roles to optimize business performance and talent development. We use both internal and external assessment tools and coaching, and have a formal leadership development curriculum in place.

Royal Bank of Canada	43

RBC’s philosophy of promoting from within strengthens our values and culture and provides more options for succession. We complement this with selective external hiring to benefit from diverse experiences and fresh ideas. We hold senior leaders accountable for talent management and succession planning through the performance assessment process.

The Human Resources Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles (direct reports of Group Executive) and plans for the upcoming year. The Committee also reviews talent management and succession risk metrics. A summary of this report is presented to the board, and this also sets the stage for the review outlined below.

Annually, the board reviews and discusses the CEO and Group Executive succession report. The report includes an in-depth assessment of the contingency and long-term succession plans for the CEO and Group Executive as well as specific plans to address gaps. The CEO discusses the strengths and gaps of key succession candidates, development progress over the prior year and future development plans. The board also reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations or expanded mandates to further assess and develop key successors. There is also a systematic approach for the board to meet and get to know succession candidates, including earlier-in-career talent.

Executive compensation alignment with shareholder returns

The following performance graph shows the cumulative Total Shareholder Return for Royal Bank of Canada’s Common Shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index for a five-year period ended October 31, 2010. The graph and table show what a $100 investment in RBC Common Shares and each of the indices at the end of fiscal 2005 would have been worth in each of the last five years, with dividends reinvested. The graph also shows the annualized TSR for the Bank and the two indices.

	2005	2006	2007	2008	2009	2010
Royal Bank of Canada	$100	$123	$143	$125	$153	$158
S&P/TSX Composite Banks Index	$100	$121	$135	$106	$127	$150
S&P/TSX Composite Index	$100	$122	$148	$101	$117	$140

44	Royal Bank of Canada

In the medium to long-term, compensation for the NEOs is directly impacted by RBC’s Common Share price, as a large proportion of the Bank’s executive compensation is awarded as equity incentive awards, which align award payouts with shareholder returns. For the five-year period ended October 31, 2010, the Bank’s annualized TSR was 9.5%. By comparison, the compound annual growth rate in the Bank’s total compensation for the CEO and other NEOs, as reported in the summary compensation table, was 7.8%, reflecting the Bank’s pay-for-performance philosophy, as illustrated in the following graph. The change in total compensation for the NEOs of the Bank from 2008 to 2009 primarily reflects the inclusion of the two RBC Capital Markets Co-Group Heads as named executive officers, while 2008 included the former Group Head of RBC Capital Markets who has since retired.

Cost of management

In conjunction with other large Canadian financial institutions, standard cost of management ratios have been developed so that comparisons between institutions can be made more easily. The following table shows the link between Bank performance and total compensation for the CEO and other NEOs, as reported in the summary compensation table, as a percentage of the Bank’s NIAT and the Bank’s market capitalization, for the five-year period ended October 31, 2010.

Fiscal year	Total NEO compensation (millions)(1)	Total NIAT (millions)	NEO compensation as a % of NIAT	Market capitalization (millions)	NEO compensation as a % of market capitalization
2010	$40.7	$5,223	0.78%	$77,502	0.05%
2009	$47.1	$3,858	1.22%	$77,685	0.06%
2008	$25.9	$4,555	0.57%	$62,825	0.04%
2007	$33.3	$5,492	0.61%	$71,522	0.05%
2006	$35.7	$4,728	0.75%	$63,788	0.06%

(1)	Total NEO compensation represents the aggregate compensation approved for the NEOs as reported in each year’s management proxy circular.

Additional information on compensation

In accordance with Implementation Standard 15 of the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards, the Bank has included a description of both the decision-making process used to determine the enterprise-wide compensation policy, and the most important design characteristics of the compensation system, in the Compensation discussion and analysis starting on page 26. Aggregate quantitative information on compensation, as outlined in Implementation Standard 15 is available on the Bank’s website at rbc.com/governance.

Named executive officer compensation

All of the information in this section is for the fiscal year ended October 31, 2010, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Note that salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to forego his 2008 mid and long-term compensation ($4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008. These amounts are required to be shown in the summary compensation table as compensation for 2008 although they were foregone by Mr. Nixon.

RBC is required to report all amounts in the following section in the currency used for financial reporting, which is Canadian dollars. Unless otherwise stated, Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank

Royal Bank of Canada	45

of Canada’s foreign exchange rate of US$1.00 = C$1.0202 for 2010, US$1.00 = C$1.0819 for 2009, and US$1.00 = C$1.2045 for 2008. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)		Option- based awards(2) ($)		Non-equity annual incentive plan compensation(3) ($)	Total direct compensation ($)	Pension value(4) ($)		All other compensation(5) ($)	Total compensation ($)
G.M. Nixon	2010	1,400,000	4,500,000		3,000,000		2,100,000	11,000,000	810,000		41,885	11,851,885
President and Chief Executive Officer	2009	1,400,000	5,500,000		3,500,000		0	10,400,000	1,654,000	(6)	41,885	12,095,885
	2008	1,400,000	2,750,000		2,200,000		2,400,000	8,750,000	770,000		43,496	9,563,496

J.R. Fukakusa	2010	600,000	1,320,000		880,000		1,000,000	3,800,000	116,000		17,951	3,933,951
Chief Administrative Officer and Chief Financial Officer	2009	587,500	1,325,000	(7)	1,325,000	(7)	735,000	3,972,500	425,000		17,548	4,415,048
	2008	541,666	850,000		680,000		800,000	2,871,666	233,000		16,800	3,121,466

D.I. McKay	2010	583,333	1,500,000		1,000,000		1,200,000	4,283,333	93,000		17,490	4,393,823
Group Head, Canadian Banking	2009	500,000	1,100,000		1,100,000		850,000	3,550,000	80,000		14,959	3,644,959
	2008	407,917	1,000,000		1,425,000		500,000	3,332,917	64,000		84,941	3,481,858
A.D. McGregor	2010	450,000	3,785,000		2,520,000		3,395,000	10,150,000	4,000		4,500	10,158,500
Co-Group Head, RBC Capital Markets	2009	200,000	5,185,000		3,185,000		4,380,000	12,950,000	4,000		4,500	12,958,500
	2008	200,000	1,782,131		0		3,258,305	5,240,436	4,000		4,500	5,248,936
M.A. Standish	2010	459,090	3,861,457		2,570,904		3,463,579	10,355,030	14,997		0	10,370,027
Co-Group Head, RBC Capital Markets	2009	216,380	5,609,652		3,445,852		4,738,722	14,010,605	15,201		0	14,025,806
	2008	240,900	2,192,190		0		3,830,310	6,263,400	16,863		0	6,280,263

(1)	The 2010 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units awarded on December 15, 2010 under the performance deferred share unit program. The grant date fair value of each unit granted to Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor was $52.592, based on the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of each unit granted to Mr. Standish was US$52.120, based on the average closing price of RBC Common Shares on the New York Stock Exchange for the five trading days immediately preceding the grant date. The 2009 amounts for Mr. Nixon and Ms. Fukakusa represent the grant date fair value of performance deferred share units awarded under the performance deferred share unit program and the grant date fair value of units awarded under the RBC share unit program. The 2009 amount for Mr. McKay represents the grant date fair value of performance deferred share units awarded under the performance deferred share unit program. The 2009 amounts for Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units and restricted share units awarded under the performance deferred share unit program. The 2008 amounts for Mr. Nixon, Ms. Fukakusa and Mr. McKay represent the grant date fair value of performance deferred share units awarded under the performance deferred share unit program. The 2008 amounts for Mr. McGregor and Mr. Standish represent the grant date fair value of awards under the RBC Capital Markets unit award program. The valuation methodology used to determine the grant date fair value and accounting fair value is the same for all deferred share-based awards.
(2)	The 2010 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent awards made on December 15, 2010 under the stock option program. Valuing stock options: The Black-Scholes option pricing model is used to determine the value of stock options for compensation purposes. The Black-Scholes compensation value is based on a five-year average fair value, and assumes options are held for the full 10 year term. For awards granted on December 15, 2010, the Black-Scholes compensation value was 23% of the option exercise price. The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in the Bank’s annual financial statements. Under Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with Section 3870 of the CICA Handbook and reflects forfeitures as well as the exercise pattern of the Bank’s executives. In addition, the accounting value is based on a one-year fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the stock option program on December 15, 2010 was based on a Black-Scholes value of 12.9% of the option exercise price. The Black-Scholes compensation value of options awarded on December 15, 2010 which are reported in this table was $9,970,904 and the accounting fair value of these same awards was $5,769,793.
(3)	The total annual short-term incentive award for each NEO includes cash and/or deferred share units. Executives, who voluntarily chose to receive their 2010 annual short-term incentive in deferred share units, received deferred share units based on the average closing price of RBC Common Shares on the TSX for the five trading days prior to October 31, 2010, which was $54.88. Ms. Fukakusa voluntarily chose to defer 50% of her annual variable short-term incentive award into deferred share units for fiscal 2010.
(4)	Pension value represents compensatory change. See pages 48 and 49 for more information on pension benefits for the named executive officers.
(5)	The amounts in this column represent the Bank’s contribution under RESSOP or DSSP. The named executive officers participate in the employee share ownership plans on the same basis as all other employees. See page 34 for more information about these plans.
(6)	Mr. Nixon’s pension arrangement was modified in 2009. The Bank’s actuaries calculated the one-time incremental increase in the accrued obligation relating to the new arrangement to be $920,000, an item that will not recur in future years. This amount is reported in the pension value calculation along with the 2009 service cost of $734,000. See pages 48 and 49 for more information on Mr. Nixon’s pension arrangement.
(7)	On March 10, 2009 upon her appointment as Chief Administrative Officer and Chief Financial Officer, Ms. Fukakusa was granted a special one time award of $450,000, consisting of a $225,000 award under the RBC share unit program and a $225,000 award under the stock option program.

46	Royal Bank of Canada

Incentive plan awards

Outstanding share-based and option-based awards

In the table below, share-based awards refers to unvested performance deferred share units previously awarded through the Bank’s performance deferred share unit program as at October 31, 2010. The value of unvested units assumes no performance adjustment for relative TSR performance. The value of unvested units is based on a share price of $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year. See pages 32 and 33 for more information about these awards.

The table below also reports other forms of deferred share-based compensation, such as, unvested units outstanding as at October 31, 2010 under the RBC share unit program or the RBC Capital Markets unit award program. These units are subject to time-based vesting conditions. The value of unvested units is based on a share price of $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year.

Option-based awards include all unexercised stock options that are outstanding as at October 31, 2010. The value of unexercised in-the-money options as at October 31, 2010 is the difference between the exercise price of the options and $54.39, the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year. See page 33 for more information about these awards.

Name		Option-based awards				Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
G.M. Nixon(1)	7-Dec-2004	244,752	31.700	7-Dec-2014	5,553,423
	9-Dec-2005	239,704	44.125	9-Dec-2015	2,460,562
	12-Dec-2006	238,140	54.990	12-Dec-2016	0
	10-Dec-2007	247,344	52.944	10-Dec-2017	357,659
	16-Dec-2009	289,042	55.041	16-Dec-2019	0
						161,010	8,757,334
Totals		1,258,982			8,371,644	161,010	8,757,334
J.R. Fukakusa	25-Nov-2002	44,688	29.000	25-Nov-2012	1,134,628
	1-Dec-2003	31,936	31.315	1-Dec-2013	736,923
	7-Dec-2004	47,592	31.700	7-Dec-2014	1,079,862
	9-Dec-2005	39,224	44.125	9-Dec-2015	402,634
	12-Dec-2006	43,300	54.990	12-Dec-2016	0
	10-Dec-2007	62,960	52.944	10-Dec-2017	91,040
	15-Dec-2008	96,136	35.368	15-Dec-2018	1,828,699
	10-Mar-2009	37,904	29.682	10-Mar-2019	936,532
	16-Dec-2009	90,842	55.041	16-Dec-2019	0
						69,373	3,773,197
Totals		494,582			6,210,318	69,373	3,773,197
D.I. McKay	28-Nov-2000	1,528	24.640	28-Nov-2010	45,458
	27-Nov-2001	12,096	24.555	27-Nov-2011	360,884
	25-Nov-2002	8,496	29.000	25-Nov-2012	215,713
	7-Dec-2004	14,280	31.700	7-Dec-2014	324,013
	9-Dec-2005	11,448	44.125	9-Dec-2015	117,514
	12-Dec-2006	15,912	54.990	12-Dec-2016	0
	10-Dec-2007	39,352	52.944	10-Dec-2017	56,903
	6-Jun-2008	58,880	50.547	6-Jun-2018	226,276
	15-Dec-2008	113,100	35.368	15-Dec-2018	2,151,388
	16-Dec-2009	90,842	55.041	16-Dec-2019	0
						60,291	3,279,223
Totals		365,934			3,498,150	60,291	3,279,223
A.D. McGregor	16-Dec-2009	263,028	55.041	16-Dec-2019	0
						142,393	7,744,755
Totals		263,028			0	142,393	7,744,755
M.A. Standish	16-Dec-2009	278,584	55.041	16-Dec-2019	0
						154,403	8,397,979
Totals		278,584			0	154,403	8,397,979

(1)	On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to forego his mid and long-term compensation ($4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008.

Royal Bank of Canada	47

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards that vested in the year ended October 31, 2010, and any share-based awards under the performance deferred share unit program and any deferred-share based compensation under the RBC Capital Markets unit award program that vested in the year ended October 31, 2010. It also includes the annual short-term incentive/annual cash bonus that was awarded for the fiscal year and paid in December 2010, received by the named executive officers in cash and/or deferred share units that vested in the year ended October 31, 2010.

Name	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year(2)(3)(4) ($)	Non-equity incentive plan compensation – value earned during the year(5) ($)
G.M. Nixon	796,870	4,735,715	2,100,000
J.R. Fukakusa	897,663	861,022	1,000,000
D.I. McKay	669,983	431,292	1,200,000
A.D. McGregor	0	1,763,973	3,395,000
M.A. Standish	0	1,936,675	3,463,579

(1)	For the options granted on:
•	June 6, 2008 at an exercise price of $50.547, 25% of options vested on June 6, 2010 at a fair market value of $53.54 per share, the previous trading day’s closing share price
•	March 10, 2009 at an exercise price of $29.682, 25% of options vested on March 10, 2010 at a fair market value of $57.96 per share, the previous trading day’s closing share price
•	December 15, 2008 at an exercise price of $35.368, 25% of options vested on December 15, 2009 at a fair market value of $55.70 per share, the previous trading day’s closing share price
•	December 10, 2007 at an exercise price of $52.944, 25% of options vested on December 10, 2009 at a fair market value of $54.78 per share, the previous trading day’s closing share price
•	December 12, 2006 at an exercise price of $54.990, 25% of options vested on December 12, 2009 at a fair market value of $55.29 per share, the previous trading day’s closing share price
•	December 9, 2005 at an exercise price of $44.125, 25% of options vested on December 9, 2009 at a fair market value of $55.23 per share, the previous trading day’s closing share price
(2)	The amounts for Mr. Nixon, Ms. Fukakusa and Mr. McKay reflect values received from awards under the performance deferred share unit program. The awards vested on December 12, 2009 and were paid out in cash based on a share price of $55.17, which represents the average share price of RBC Common Shares on the TSX for the five trading days ended December 11, 2009. At time of vesting, the performance component of the payout was increased by 50% to reflect the Bank’s TSR relative to the performance peer group.
(3)	The amount for Mr. McKay includes $114,853, the value received from an award under the RBC share unit program. The award vested on December 12, 2009 and was paid in cash based on a share price of $55.17, which represents the average price of RBC Common Shares on the TSX for the five trading days ended December 11, 2009.
(4)	The amounts for Mr. McGregor and Mr. Standish reflect values received from awards under the RBC Capital Markets unit award program. The awards vested on October 31, 2010 and were paid in cash based on a share price of $54.94, which represents the volume-weighted average share price of RBC Common Shares on the TSX for the five trading days ended October 29, 2010.
(5)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2010 annual short-term incentive/annual cash bonus in deferred share units.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2010, as approved by shareholders. RBC has no equity compensation plans providing for issuance of RBC Common Shares that have not been previously approved by shareholders. The numbers shown in the table relate to the Bank’s stock option program. See page 33 for more information about the stock option program.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	15,658,847	40.904	15,740,995
Equity compensation plans not approved by security holders	—	—
Total	15,658,847	40.904	15,740,995

48	Royal Bank of Canada

The table below provides additional information on the stock option program for the past three years.

	Number of options as at October 31, 2010	Stock options as a percent of outstanding Common Shares as at October 31
		Target	2010	2009	2008
Overhang (options outstanding and available to grant)	31,399,842	< 10%	2.2%	2.5%	3.1%
Dilution (current outstanding options)	15,658,847	< 5%	1.1%	1.3%	1.6%
Burn rate (the number of options issued each year)	2,367,524	< 1%	0.17%	0.19%	0.15%

Pension plan benefits

Defined benefit pension plan

Mr. Nixon, Ms. Fukakusa and Mr. McKay participate in the Canadian Defined Benefit (DB) pension plan, on the same basis as other employees.

Participants in this plan can normally retire at age 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member has 35 years of pensionable service.

Under the DB pension plan, retirement income is determined by a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months.

Supplemental pension benefits

In addition to the Bank’s DB pension plan, Mr. Nixon, Ms. Fukakusa and Mr. McKay receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all participants, and would be reduced for early retirement unless the executive has been a member of the Bank’s pension plan for 35 years, or is over 60 years old and has been a member of the Bank’s pension plan for at least 25 years. The supplemental pension benefits vest when the named executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan

No changes were made to Mr. Nixon’s pension arrangements in 2010. Mr. Nixon’s pension increases by $100,000 for each additional year of service, and is capped at a maximum annual pension of $2,000,000 beginning in 2017, when he reaches age 60. Increases to Mr. Nixon’s salary will not increase the pension at retirement.

Other named executive officers

Ms. Fukakusa’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64, and her pensionable earnings are capped at 145% of final base salary.

Mr. McKay’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64, and his pensionable earnings are capped at the lesser of $750,000 or 150% of final base salary.

The table below shows the pension benefits the named executive officers are entitled to receive under their individual executive pension arrangements, which include benefits payable from the Bank’s pension plans.

Name	Years of credited service (#)	Annual pension benefits payable ($)			Accrued obligation at start of year ($)	Compensatory change(2) ($)	Non-compensatory change(3) ($)	Accrued obligation at year end ($)
		At year end	(1)	At age 65
G.M. Nixon	13.8	1,375,000		2,000,000	10,659,000	810,000	3,059,000	14,528,000
J.R. Fukakusa	16.0	372,000		566,000	3,927,000	116,000	1,052,000	5,095,000
D.I. McKay	6.9	104,000		450,000	651,000	93,000	310,000	1,054,000

(1)	Annual benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2009 to October 31, 2010. It also includes the impact of any amendments to the benefit terms and any differences between the executive’s actual earnings for the year and the earnings that were previously estimated for valuing the benefits earned in previous years. The amounts shown are consistent with the disclosure in Note 20 of the Bank’s 2010 consolidated financial statements.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions, employee contributions, and changes in actuarial assumptions.

Royal Bank of Canada	49

The table below shows the years of credited service under the supplemental pension benefits plan and years of RBC service as at October 31, 2010.

Name	Years of credited service under the supplemental pension benefits plan (#)	Years of RBC service (#)
G.M. Nixon	13.8	31.1
J.R. Fukakusa	16.0	25.2
D.I. McKay	6.9	18.3

Defined contribution pension plans

Mr. McGregor participates in the defined contribution component of the pension plan for employees who are Directors of RBC Dominion Securities Inc. Participants in this plan are required to contribute 3% of their pre-tax earnings (calculated as base salary plus the previous year’s annual bonus). Participants may choose to make optional contributions of 1% to 5% of their earnings, to an annual maximum ($14,450 in 2010).

The Bank matches employee contributions, to a maximum of $4,000 per calendar year. Participants may invest their contributions in a self-directed Registered Retirement Savings Plan (RRSP) account and invest the Bank’s contributions to the defined contribution pension plan among 10 professionally managed funds. Amounts shown in the table below reflect the defined contribution account balances only.

Mr. Standish participates in the RBC – U.S.A. Retirement and Savings Plan (Plan), a 401(k) plan open to all U.S. employees. Participants can defer into the Plan up to 50% of annual salary on a pre-tax basis and/or on an after-tax basis through a 401(k) Roth up to the annual U.S. Internal Revenue Service (IRS) limit, and can defer another 5% of their salary on an after-tax basis. After one year of employment, the Bank matches the first 6% of IRS-limited salary that a participant contributes to the Plan. For 2010, the maximum match was US$14,700. Participants may invest their deferrals in 14 professionally managed funds, or may choose to invest through a self-directed mutual fund brokerage window.

The table below shows the defined contribution account balances for Mr. McGregor and Mr. Standish under their respective plans.

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value as at October 31, 2010 ($)
A.D. McGregor	49,498	4,000	3,222	56,720
M.A. Standish	456,438	14,997	55,881	527,316

Employment contracts, termination, and change of control

Employment contracts

RBC does not have employment contracts with any of the named executive officers; however, it has standard compensation policies that govern termination or change of control situations.

Termination

The Bank’s severance plans and policies are designed to expedite transition to alternate employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for the Bank’s Canadian employees are based on service, age and position. In the event of a termination without cause of a named executive officer (other than the Co-Group Heads of RBC Capital Markets), the standard severance calculation would provide salary and short-term incentive continuation for a maximum period of two years (salary and short-term incentive continuation ceases when alternate employment is obtained). In Mr. McGregor’s case, the maximum salary and annual cash bonus continuation period would be 20 months. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

In the U.S., the RBC Capital Markets Corporation severance plan applies to all its employees. Under that plan, in the event RBC terminated his employment without cause, Mr. Standish would receive a lump sum payment in the amount of 12 months’ base salary, in addition to one month’s working notice as generally provided to employees. At the Bank’s discretion, Mr. Standish could also receive an annual cash bonus payment reflecting the notional 12-month severance period. This is consistent with the Bank’s treatment of U.S. RBC Capital Markets employees, and is aligned with U.S. market practices and legal requirements.

50	Royal Bank of Canada

If a named executive officer is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	any bonus payments under the annual variable short-term incentive program;
•	all units previously awarded and unvested under the performance deferred share unit and RBC share unit programs;
•	all unvested options under the stock option program; and
•	any annual bonus awards, including all units previously awarded and unvested under the RBC Capital Markets unit award program.

Change of control

The Bank does not have individual employment agreements with the named executive officers; however, it does have a change of control policy that covers the named executive officers and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event the Bank is involved in a major shareholder transaction.

Benefits associated with the equity incentive programs are subject to a double trigger, which means the executive is entitled to accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. The Bank defines a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of the Bank’s voting shares;
•	a change of more than 50% in the directors on its board;
•	a merger or consolidation with another entity that would result in the Bank’s voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of the Bank’s assets.

Forfeiture and clawback policy

The Bank maintains a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See pages 28 and 29 for more information.

Termination and change of control benefits

Named executive officers (excluding Co-Group Heads, RBC Capital Markets)
Retirement

Base salary – ends as of the date of retirement

Short-term incentive – receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at end of year

Deferred share units – must be redeemed on or before December 15th of the calendar year following the year of retirement

Performance deferred share units/RBC share units – continue to vest, subject to non-competition provisions

Stock options – continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier

Benefits – eligible for retiree benefits

Perquisites – end as of the retirement date

Termination with cause/ resignation

Base salary – ends as of the termination or resignation date

Short-term incentive – eligibility ends as of the termination or resignation date and no payment is made

Deferred share units – must be redeemed within 60 days of the termination or resignation date

Performance deferred share units/RBC share units – all units are forfeited as of the termination or resignation date

Stock options – unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date

Pension and benefits – eligibility ends as of the termination or resignation date

Perquisites – end as of the termination or resignation date

Termination without cause

Base salary and short-term incentive – paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

Deferred share units – must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units – pro-rated payment for the vesting period completed as of the end of the severance period

Stock options – continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of severance period

Pension and benefits – pension credits and benefits continue during salary continuation

Perquisites – continue during salary continuation

Royal Bank of Canada	51

Termination without cause following a change of control

Base salary and short-term incentive – lump sum payment equivalent to 24 months’ base salary and short-term incentive

Deferred share units – must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units – vest immediately upon termination

Stock options – vest immediately upon termination and must be exercised within 90 days of the termination date

Pension and benefits – pension credits and benefits continue during severance period

Perquisites – continue during severance period

Co-Group Heads, RBC Capital Markets
Retirement

Base salary – ends as of the date of retirement

Annual cash bonus – receive pro-rated payment based on proportion of the fiscal year completed as at the date of retirement, paid at end of year

Deferred share units – must be redeemed on or before December 15th of the calendar year following the year of retirement

Performance deferred share units/RBC share units – continue to vest, subject to non-competition provisions

Stock options – continue to vest, subject to non-competition provisions. Must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier.

RBC Capital Markets unit awards – continue to vest, subject to non-competition provisions

Benefits – eligible for retiree benefits

Termination with cause/ resignation

Base salary – ends as of the termination or resignation date

Annual cash bonus – eligibility ends as of the termination or resignation date and no payment is made

Deferred share units – must be redeemed within 60 days of the termination or resignation date

Performance deferred share units/RBC share units – all units are forfeited as of the termination or resignation date

Stock options – unvested options are forfeited as of the termination or resignation date. Vested options must be exercised within 90 days of termination or resignation date.

RBC Capital Markets unit awards – Termination with cause: all units are forfeited; resignation: units continue to vest, subject to non-solicit and non-competition conditions

Pension and benefits – eligibility ends as of the date of termination or resignation

Termination without cause

Base salary – In Canada: paid out over severance period as salary continuation or as lump sum payment

(up to 20 months based on service, age and position); in the U.S.: paid out as lump sum payment (based on

12 months base salary)

Annual cash bonus – In Canada: paid out over severance period as salary continuation or lump sum payment; in the U.S.: discretionary

Deferred share units – must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units – pro-rated payment for the vesting period completed as of the end of the severance period

Stock options –continue to vest to end of the severance period, all unvested options are forfeited thereafter. Vested options must be exercised within 90 days of severance period.

RBC Capital Markets unit awards – continue to vest

Pension and benefits – continue during salary continuation

Termination without cause following a change of control

Base salary – In Canada: lump sum payment equivalent to 20 months’ base salary; in the U.S.: lump sum payment equivalent to 12 months’ base salary

Annual cash bonus – In Canada: lump sum payment. In the U.S.: discretionary

Deferred share units – must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units – vest immediately upon termination

Stock options – vest immediately upon termination and must be exercised within 90 days of the termination date

RBC Capital Markets unit awards – continue to vest

Pension and benefits – continue during severance period

52	Royal Bank of Canada

Potential payments upon termination or change of control

The table below shows the estimated incremental payments or benefits that would accrue to each named executive officer upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2010.

The value of equity-based compensation includes awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $54.39 is used, which is the closing price of RBC Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year.

Event	G.M. Nixon ($)	J.R. Fukakusa ($)	D.I. McKay ($)	A.D. McGregor ($)	M.A. Standish ($)
Retirement	0	0	0	0	0
Termination with cause/resignation	0	0	0	0	0
Termination without cause
• Severance	8,400,000	2,990,000	2,284,184	7,840,890	4,715,024
• Equity-based compensation	4,555,139	812,522	812,522	3,816,109	2,982,320
• Annual pension benefit payment	2,098,000	600,000	258,000	6,667	14,997
• All other compensation(1)	178,895	138,337	137,651	16,041	13,246
Termination without cause following a change of control
• Severance	8,400,000	2,990,000	2,284,184	7,840,890	4,715,024
• Equity-based compensation	8,936,135	5,892,613	5,034,354	5,252,583	5,563,267
• Annual pension benefit payment	2,098,000	600,000	258,000	6,667	14,997
• All other compensation(1)	178,895	138,337	137,651	16,041	13,246

(1)	All other compensation includes the Bank’s cost of benefits, Bank contributions under RESSOP or DSSP and perquisites that continue during salary continuance.

Indebtedness of directors and executive officers

In the course of the Bank’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness,(2) there is no outstanding indebtedness to the Bank or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

(2)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

Additional items

Corporate governance

Under rules adopted by Canadian securities regulatory authorities, RBC is required to disclose information relating to its corporate governance. The Bank’s disclosure is set out in Schedule ‘A’ to this Circular. Additional information relating to corporate governance at RBC may be found on its governance website at rbc.com/governance.

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2011. There is no deductible for this coverage. The insurance applies in circumstances where RBC may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.2 million per annum.

Available documentation

RBC is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. RBC also files an annual information form with such securities commissions. Financial information is provided in our comparative financial statements and management’s discussion and analysis. Copies of these documents and additional information relating to RBC may be found at sedar.com or obtained on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Royal Bank of Canada	53

Schedule ‘A’	Statement of Corporate Governance Practices

RBC and its Board of Directors are committed to maintaining high standards of governance which comply with all regulatory standards and incorporate best practices appropriate to the organization.

To serve the interests of shareholders and other stakeholders, governance must improve continuously and our corporate governance system is subject to ongoing review and assessment. The board proactively adopts governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour and risk management at every level of the organization.

RBC’s Common Shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX). The board exercises its authority in accordance with our Code of Conduct, our By-laws and the Bank Act, as well as other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the NYSE and the U.S. Securities and Exchange Commission (SEC). Our practices are consistent with the CSA’s corporate governance guidelines (CSA Guidelines) and its rules and applicable SEC rules relating to audit committees. In addition, although RBC is not required to comply with most of the corporate governance listing standards of the NYSE (NYSE Rules) applicable to U.S. domestic issuers, we meet or exceed the NYSE Rules in all significant respects except as summarized on our website at rbc.com/governance.

Independence of the board

Every member of the Board of Directors, other than Gordon M. Nixon who is CEO, has been affirmatively determined to be independent.

The board believes that independence from management is fundamental to its effectiveness. As a Canadian financial services company listed on the TSX and NYSE, we are subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.

Independence standards

To assist it in making determinations as to the independence of directors, the board has adopted the Director Independence Policy, which contains categorical standards of independence regarding such matters as: business and lending relationships between RBC and directors, their spouses and their businesses; receipt of payments from or provision of goods or services to RBC; relationships between directors and their family members and the auditor of RBC; and donations by RBC to charities with which directors are associated. Our Director Independence Policy incorporates criteria adapted from the “affiliated persons” regulations under the Bank Act and the definition of “independence” in the CSA Guidelines. A director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship with RBC. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. A director who qualifies as independent under our Director Independence Policy is not an “affiliated person” under the Bank Act and is independent within the meaning of the CSA Guidelines. In keeping with the CSA Guidelines, the NYSE Rules and requirements of the SEC, this Policy sets higher standards for members of our Audit Committee. Our Director Independence Policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance.

Assessing independence

Information concerning personal and business relationships between each director and RBC is used by the board in its analysis and subsequent determination of director independence. Such information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Any relationships between a director and RBC are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to RBC but also to entities with which the director is affiliated.

Determinations of independence

The board has analyzed the relationships between each director nominee and RBC and, on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 13 of the 14 persons proposed in the Proxy Circular for election as directors (over 92%) have no direct or indirect material relationship with RBC and are unaffiliated under the Bank Act and are therefore independent. Mr. Nixon is not independent and is affiliated with RBC because he is CEO. Mr. Nixon is not a member of any of the committees of the board, each of which is composed entirely of independent directors.

The board has also determined that every member of our Audit Committee meets the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Note:	In this Statement of Corporate Governance Practices “RBC” and “the Bank” means Royal Bank of Canada and “CEO” means the President and Chief Executive Officer of the Bank. All references to websites are for information only. The information they contain, and any other websites they refer to, are not part of this Statement.

54	Royal Bank of Canada

Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence:

•	Each board committee and, with the approval of the Chairman of the Board, individual directors may engage external advisors at the expense of RBC.
•

To facilitate open and candid discussion among the directors, the Chairman of the Board leads sessions attended only by independent directors following regularly scheduled board meetings. During the 2010 fiscal year, there were eight sessions attended only by independent directors.

•	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.
•	The board limits the number of common memberships on boards of public companies on which directors may serve.

Common board memberships

The board’s policies provide that no more than two board members may sit on the same public company board. The biographies starting on page 5 of the Proxy Circular identify the other public companies of which each nominee is a director. Common memberships on boards of public companies among our directors are set out below. The board has determined that these common board memberships do not impair the ability of these directors to exercise independent judgment as members of our Board of Directors.

Company	Director
Maple Leaf Foods Inc.	W. Geoffrey Beattie
Michael H. McCain
Suncor Energy Inc.	John T. Ferguson
Jacques Lamarre
TransCanada Corporation	Paule Gauthier
TransCanada Pipelines Limited	David P. O’Brien

Independent Chairman of the Board

An independent director, David P. O’Brien, is the Chairman of the Board of Directors.

The Chairman of the Board is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. He also serves as Chair of the Corporate Governance and Public Policy Committee. He has unrestricted access to management, as well as the authority to engage, at the expense of RBC, independent legal counsel or other advisors and to approve the fees and terms of their engagement. In carrying out his duties, the Chairman of the Board:

•	Chairs meetings of shareholders and of the Board of Directors and sessions of independent directors.
•	Serves as a liaison among the directors and between the board and senior management, providing feedback to the CEO.
•	Acts as a key advisor to the CEO on major issues.
•	Participates in the orientation and mentoring of new directors and the continuing development of current directors.
•	Oversees the process for regular director peer review and supplements the formal review process by meeting with each director individually.
•	Participates as a member of the Human Resources Committee in overseeing succession plans for key management roles.

The board annually reviews and approves the written position description for the Chairman of the Board, which is available at rbc.com/governance. The board’s Human Resources Committee annually assesses the effectiveness of the Chairman of the Board in fulfilling the requirements of the position description.

Director attendance

The attendance record of individual directors is disclosed with their biographies starting on page 5 of the Proxy Circular. Every member of the board has exceeded our attendance requirements for directors.

Board members are expected to attend the Annual Meeting of Common Shareholders as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Corporate Governance and Public Policy Committee determines that factors beyond a director’s control prevented the director from achieving the minimum attendance level. During the 2010 fiscal year, all directors attended at least 75% of board and committee meetings.

The board’s role

The Board of Directors is responsible for the overall stewardship of RBC. Directors are elected by shareholders to supervise management of the business and affairs of the organization, with the goal of enhancing long-term shareholder value.

In performing its role, the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is

Royal Bank of Canada	55

required. For example, such thresholds exist for investments and divestitures, decisions relating to mergers and acquisitions, intra-group transactions, operating expenditures, capital and funding, and project initiatives.

Some of the board’s other supervisory responsibilities are described below. The board’s functions are fully described in its charter, which has been filed with securities regulators at sedar.com and is available on our governance website at rbc.com/governance.

Strategic planning

•	The board oversees our strategic direction and formulation of our plans and priorities.
•	The board participates with management in an annual session dedicated to strategic planning.
•	The board annually approves the strategic plan which takes into account, among other things, the opportunities and risks of the businesses.
•	The board reviews and approves our corporate financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.
•

The board frequently discusses aspects of strategy and, within the context of our enterprise-wide performance management framework, reviews accurate and timely information in assessing the implementation of strategic initiatives.

Identification of risks and oversight of risk management

•	The board regularly meets with key banking regulators to discuss the Bank’s risk profile and control environment.
•	The board exercises its oversight of risk management principally through its Audit Committee, Risk Committee and Human Resources Committee.
•

Through its Risk Committee, the board identifies the principal risks of our businesses and oversees the risk control environment. Among other things, that Committee reviews risk management policies and processes concerning credit risk, market risk, operational risk, liquidity and funding risk, reputational risk, insurance risk, environmental risk, and other risks.

•

The Risk Committee receives regular reports on key risks affecting RBC, reviews the organization’s risk profile relative to its risk appetite, oversees the structure of management’s approach to defining the type and amount of risk that is appropriate to accept, and seeks to ensure there is an appropriate balance of return for the risks that are prudently assumed.

•

The Audit Committee reviews reports from the Chief Internal Auditor and reviews the internal controls and risk management policies and processes related to capital management and prevention and detection of fraud and error.

•	Both the Audit Committee and the Risk Committee receive reports on regulatory compliance matters.
•	The Human Resources Committee is responsible for reviewing the alignment of the Bank’s major compensation programs and policies with sound risk management principles.

Succession planning

•

The board and its Human Resources Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the CEO and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•	The board annually reviews and assesses the contingency and long-term succession plans for the CEO and Group Executive.
•

The Human Resources Committee assists the board in its oversight responsibilities regarding succession planning, and annually reviews the organization’s leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•	The Committee reports to the board at least annually on succession planning.
•	The performance objectives of the CEO and other members of Group Executive include ensuring solid succession for senior executive roles.

Communications and shareholder engagement

•

The Board of Directors welcomes engagement with shareholders and encourages them to express their views. To allow shareholders to provide timely and meaningful feedback, the board has developed practices appropriate for the Bank’s shareholder base to facilitate constructive engagement. Examples of such practices include meetings with institutional investors and with organizations representing a significant number of shareholders, as well as establishing methods of hearing from shareholders on an ongoing basis. The Board of Directors proactively considers and adapts, as suitable to the circumstances of RBC, emerging practices of board engagement with shareholders.

•

Shareholders may communicate with the independent directors by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance.

•

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the Annual Information Form, Management’s Discussion and Analysis, and the Proxy Circular.

•

The Bank’s disclosure policy is approved by the Audit Committee and presented to the board. It addresses how we interact with analysts, investors and the public and contains measures to avoid selective disclosure in accordance with our policies and procedures and legal disclosure requirements.

•	Procedures are in place to provide timely information to current and potential investors and respond to their inquiries.

56	Royal Bank of Canada
•

Our Investor Relations group is responsible for maintaining communications with the investing public. It is our policy that every shareholder inquiry should receive a prompt response. Investor Relations staff are available to shareholders by telephone, email and fax, and significant disclosure documents are available at rbc.com/investorrelations.

•	Senior executives including the CEO, other members of our Group Executive and the Vice-President and Head, Investor Relations, meet regularly with financial analysts and institutional investors.
•

The quarterly earnings conference calls with analysts and institutional investors are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at rbc.com/investorrelations.

Integrity of internal controls and management information systems

•	The board establishes the Bank’s values, as set out in our Code of Conduct and satisfies itself that a culture of integrity is maintained throughout the organization.
•	The board requires management to implement and maintain effective systems of internal control, including management information systems.
•	The Audit Committee regularly meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of systems of internal control.
•	The board reviews and approves our financial statements and oversees our compliance with applicable audit, accounting and reporting requirements.

Governance

•

Through its Corporate Governance and Public Policy Committee, the board monitors best practices in governance, develops corporate governance principles and guidelines and establishes appropriate structures and procedures to allow the board to function effectively and independently of management.

•	The Audit Committee oversees the effectiveness and independence of the finance, compliance and internal audit functions.
•	The Risk Committee oversees the effectiveness and independence of the risk management function.
•	Periodic independent reviews are conducted of these control functions.

Position descriptions

The Board of Directors has approved written position descriptions for the non-executive Chairman of the Board, the chairs of the board’s committees and the CEO.

These position descriptions are available on our website at rbc.com/governance. The position descriptions of the Chairman of the Board and the CEO are reviewed and approved on an annual basis.

Director orientation

The Corporate Governance and Public Policy Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make.

New directors meet with members of the Group Executive representing our core businesses, and with other senior officers, to discuss our business functions and activities.

For new and existing board members, we also prepare and keep current our comprehensive Director’s Guide, which contains information concerning:

•	qualifications and guidelines for individual directors and their principal roles and responsibilities;
•	a corporate governance overview of the board;
•	the structure of the board and its committees, and board authorities and delegations;
•	information relating to RBC and its management, including the organizational structure;
•	the legal framework of the organization, including our By-laws; and
•	key policies and procedures, including our Code of Conduct and our Director Independence Policy.

Director continuing education

The Corporate Governance and Public Policy Committee oversees continuing education for directors and ensures procedures are in place to give the board timely access to the information it needs to carry out its duties.

In particular, directors:

•	receive a comprehensive package of information prior to each board and committee meeting;
•	are involved in setting the agenda for board and committee meetings;
•	attend an annual strategic planning session;
•	have full access to our senior management and employees; and
•	receive regular updates between board meetings on matters that affect our businesses.

In addition, after each committee meeting, the board receives a report on the committee’s work.

To assist board members in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program. Presentations by senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations are regularly provided to directors. In addition, board meetings are periodically scheduled in different locations to familiarize directors with our regional and international operations.

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During the 2010 fiscal year, directors participated in educational sessions and received educational materials on the topics outlined below.

Educational presentations	Date	Audience
Enterprise risk presentation, including a review of the risks facing the organization, a comprehensive review of current and projected risk profile by business relative to risk appetite and the identification of emerging risks	January 2010	Board
Commodities market and the commodities trading business of RBC	May 2010	Board
The organization’s balance sheet, including an overview of asset composition by type and business segment and risk concentrations	July 2010 August 2010 October 2010	Risk Committee
Presentations by the Auditor and the Chief Internal Auditor on the role and methodologies of internal audit services	January 2010	Audit Committee
Internal audit risk assessment framework and methodologies and alignment with risk pyramid of RBC
Presentation by external experts on implementation of International Financial Reporting Standards (IFRS) at RBC and its impact on financial reporting and business of RBC
Financial education sessions led by management on IFRS, including adoption, implementation and critical accounting policies	July 2010 August 2010 October 2010	Audit Committee Audit Committee Board
International regulatory reform initiatives, including capital and liquidity reforms under Basel III and implementation and potential impacts to RBC	March 2010 April 2010 May 2010 August 2010	Board
Recent developments in corporate governance, including an update on Canada’s insider reporting regime	March 2010	Board
Recent developments in corporate governance including CSA regulatory initiatives, the Basel Committee on Banking Supervision proposed principles for enhancing sound corporate governance practices, SEC disclosure requirements, a review of corporate governance in U.K. financial industry entities (the Walker Review) and RiskMetrics Corporate Governance Policy	December 2009 May 2010	Corporate Governance and Public Policy Committee
Executive compensation reform initiatives of global regulators, industry associations and investor advocacy groups	May 2010 August 2010 October 2010	Human Resources Committee
Overview of the processes for the assessment and management of risk in compensation programs and alignment of compensation programs with prudent risk management	December 2009 May 2010 August 2010	Human Resources Committee
Presentation by external experts on an independent review of operational controls and governance in certain Capital Markets businesses, including aspects of risk analytics: methodology and assumptions around value at risk, back-testing, stress testing, counterparty exposure and economic capital	December 2009	Risk Committee

In addition, presentations and information concerning board responsibilities, as well as education on current trends in governance are available to the directors through their membership in the Institute of Corporate Directors.

58	Royal Bank of Canada

Our Code of Conduct

The board endorses the principles and compliance elements expressed in our Code of Conduct, which is reviewed and approved at least annually by the Human Resources Committee and the Risk Committee. Our Code of Conduct has been filed with securities regulators at sedar.com and is available at rbc.com/governance.

By setting the tone at the top, the Board of Directors fosters a strong governance culture that influences every level of the organization.

The Code establishes written standards designed to promote integrity and ethical behaviour that apply to the Chairman and members of the Board of Directors, senior management and all employees. The Code sets out fundamental principles that guide the board in its deliberations and shape the organization’s business activities globally:

•	upholding the law at all times;
•	confidentiality, privacy and security of personal information;
•	fairness in all our dealings;
•	corporate responsibility and adding value to society;
•	honouring trust by safeguarding client and corporate assets;
•	objectivity and avoidance of conflicts of interest;
•	integrity and telling the truth in all our communications; and
•	individual responsibility and respect within working relationships.

The Code also deals with reporting of unethical or illegal behaviour. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances. Any waiver granted to an employee or contract worker must be reported to the Risk Committee and the Human Resources Committee. Any waivers for the top management team must be approved by the Risk Committee and reported to the Human Resources Committee. Any waivers for directors must be approved by the Board of Directors on the recommendation of the Risk Committee. Any waivers for the top management team or directors must be promptly disclosed. No waivers from the Code have been granted for the top management team or directors.

To enhance understanding throughout our global organization of the values and principles outlined in our Code of Conduct, an online learning program was designed and implemented, together with regular online testing. Employees must review the Code and acknowledge adherence to it when they join RBC and at least once every two years. Our most senior officers must complete the program annually. Members of the Board of Directors annually acknowledge they have read and understand the

Code and certify that they are in compliance with its principles as they apply to the directors.

The board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues. The waivers disclosure process and regular reporting on ethics and compliance to the Risk Committee assist the board in monitoring compliance with the Code of Conduct.

Conflicts of interest

Where the personal or business relationships or interests of directors and executive officers may conflict with those of RBC, they are required to disclose in writing, or by requesting to have it entered in the minutes of the meeting, the nature and extent of any interest they have in a material contract or material transaction with RBC. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Nominating committee

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, determines criteria for selecting and assessing potential and current directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members.

The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board and assesses their competencies and skills against those that the Committee considers the board, as a whole, should possess. In doing so, it considers the qualification of each candidate under applicable laws, regulations and rules and the skills, diversity, geographies and areas of expertise already represented on the board.

The experience and areas of expertise of the nominees for election to the board are described in their biographies, starting on page 5 of the Proxy Circular. Based on its assessment of the existing experience and strengths of the board and the changing needs of the organization, the Committee determines the competencies, skills and personal qualities it should seek in new board members to add value to the organization. As part of this analysis, the board maintains a matrix indicating the experience and expertise contributed by each director toward the needs of

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the board. The Corporate Governance and Public Policy

Committee developed this matrix under the leadership of the Chairman of the Board in a process involving the following steps:

1. Committee prepared matrix, specifying areas of experience and expertise important to the board	2. Directors’ self- assessments, identifying their top five categories of experience and expertise, were integrated into the matrix	3. Committee reviewed matrix for recommendation to the board	4. Board reviewed and approved matrix for reference in making decisions about director recruitment

The following table represents the depth of experience and expertise represented by the current nominees for election to the board in areas identified by the board as important to the organization.

Experience/Expertise	Number of directors who possess experience or expertise
Senior level position in a major company Broad business experience through senior level position in a major company	12
Financial industry/investment management Experience in the financial services industry or experience overseeing complex financial transactions and investment management	8
International business Understands the global marketplace through senior level position in an organization with multinational operations	7
Risk management Experience identifying principal corporate risks to ensure that management implements the appropriate systems to manage risk – may have been gained through experience as a top executive of a major public company or by serving as Chair or a member of the Risk Committee of the board of RBC or another major public company	8
Financial expertise Based on the definitions of financial literacy/expert for members of the Audit Committee under securities laws	8
Compensation Experience overseeing compensation design – may have been gained through experience as a top executive of a major public company or by serving as Chair or a member of the Human Resources Committee of the board of RBC or another major public company	8
Information technology Experience as a senior executive in a major technology company	1
Retail/marketing Experience as a senior executive in a major retail customer products, services or distribution company	4
Real estate Experience in the real estate industry and the real estate market	3
Legal/regulatory Training and experience in law and compliance with complex regulatory regimes	3
Public policy Experience in public policy and government relations	2

Evaluating candidates for the board

The Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders and maintains an evergreen list of potential candidates for the board.

Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience and residency and familiarity with geographic regions relevant to our strategic priorities.

The Committee reviews each candidate’s biographical information, assesses each candidate’s integrity and suitability against criteria that have been developed by the Committee and considers the results of background checks and internal and external due diligence reviews.

This assessment involves exercise of the Committee’s independent judgment. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders. In this context, the Committee considers whether the candidate:

•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;
•	is likely to take an independent approach and to provide a balanced perspective;
•	has specific skills, expertise or experience that would complement those already represented on the board;
•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;
•	has a history of achievements that demonstrates the ability to perform at the highest level and that reflects high standards for himself or herself and for others;
•	has a background that includes business, government, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;
•	recognizes the strengths of diversity;
•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and
•

has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.

On this basis, the Committee makes recommendations to the board regarding potential director candidates.

External consultants

The Committee has sole authority to retain, and approve the fees of, any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.

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Nomination by shareholders

Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Shareholders can also nominate one or more candidates for election as directors by submitting a proposal that will be included in our Proxy Circular and voted on at an annual meeting. To ensure such nominees have reasonable support, the Bank Act requires that such a proposal be signed by shareholders representing at least 5% of the shares entitled to vote.

Director tenure policies

Directors are not renominated at the annual meeting following their 70th birthday. However, in special circumstances, the board in its discretion may determine, having regard to the specific expertise and experience of a director and the needs of the board at that time, that the director may stand for re-election. This decision is always subject to annual review by the board and re-election by the shareholders.

A director is expected to submit his or her resignation to the Chairman of the Board for determination by the board upon recommendation of the Corporate Governance and Public Policy Committee where:

•	the director is no longer qualified under the Bank Act or other applicable laws;
•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or
•	the credentials underlying the appointment of the director change.

Majority voting policy

Board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following our annual meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable.

Board size

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy

Committee, this year 14 nominees are proposed for election as directors at the Annual Meeting on March 3, 2011.

Board compensation

More specific disclosure of board compensation is provided under the heading “Directors’ compensation” starting on page 13 of this Circular.

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, reviews the amount and the form of compensation of directors. The Committee has sole authority to retain and approve the fees of any compensation consultant to assist in determining board compensation. The Committee did not retain a consultant for this purpose in the 2010 fiscal year. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. As part of their compensation program for the 2010 fiscal year, directors received a dedicated annual retainer with a value of $90,000 in the form of Common Shares or Director Deferred Stock Units which must be retained until retirement from the board. Effective November 1, 2010, the compensation structure for the board was simplified. In 2011 directors will receive at least $100,000 of their retainer in the form of Common Shares or Director Deferred Stock Units which must be retained until retirement from the board. In addition, directors are required to own Common Shares or Director Deferred Stock Units with a minimum value of $500,000. Directors who are also officers of RBC receive no remuneration as directors.

Executive compensation

More detailed disclosure of executive compensation and the process by which the board determines compensation for senior officers is described starting on page 23 of this Circular.

The board is ultimately responsible for decision-making and oversight with respect to RBC's compensation principles, policies and programs, including the management of compensation risk. The Human Resources Committee, which is composed solely of independent directors, acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to compensation matters. This Committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. As outlined in the report of its activities starting on page 21 of this Circular, the Committee continuously seeks to enhance the governance and design of executive compensation programs.

The Committee annually approves performance objectives for the CEO that set out financial, strategic and operational priorities, against which his performance is assessed. The CEO’s compensation is approved by the board’s independent directors further to the recommendation of the Human Resources Committee, in light of actual performance

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against approved objectives and relative to comparator financial institutions.

The Human Resources Committee also makes recom- mendations to the board with respect to the compensation of other senior management. The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation. Disclosure relating to the compensation consultant retained by the Committee to assist in determining compensation for our officers is provided under the heading “Independent advice” starting on page 27 of this Circular.

Shareholders have the right to approve all equity compensation plans of RBC that involve newly issued securities, as well as material amendments to those plans.

Shareholder advisory vote on approach to executive compensation

Our shareholders participate annually in an advisory vote on our approach to executive compensation.

The board believes shareholders should have the opportunity to review and fully understand the objectives, philosophy and principles that the board has used to make compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

As this is an advisory vote, the results are not binding upon the board. However, in considering its approach to compensation, the board will take into account the results of the vote, together with feedback received from investors in the course of our other engagement activities.

Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee.

Each committee is composed entirely of independent directors and is chaired by an independent director who is responsible for the effective operation of the committee and the fulfillment of the committee’s charter. The Board of Directors does not have an executive committee. Committee membership is recommended annually by the Corporate Governance and Public Policy Committee and in the normal course directors will serve for a minimum of three years. Each committee, through its chair, reports to the board following each meeting with respect to its activities and with such recommendations as are deemed appropriate in the circumstances.

Committees may engage external advisors at the expense of RBC. The Committees regularly review and assess the adequacy of their charters and recommend changes for approval by the board. Board committee charters are posted on our website at rbc.com/governance.

Each committee has prepared a report of its activities over the past year. These reports, as well as details about the composition and responsibilities of each committee, are included in this Circular under the heading “Committee reports” starting on page 17.

Assessments

The board and each board committee annually complete an evaluation of their effectiveness and directors regularly participate in a peer review process.

The processes for assessment of the board and board committees and for director peer reviews are managed by the board’s independent Corporate Governance and Public Policy Committee. The Committee has sole authority to retain and approve the fees of any independent consultant that it deems necessary to design and analyze the results of the evaluation of board effectiveness and the director peer review process. In 2010, the Committee retained the services of Thane Crossley Partners.

Assessment of the board

The directors conduct an annual evaluation of the performance and effectiveness of the board in light of its charter. In this process, directors provide their views on general matters such as whether the board has an optimal mix of skills, background and experience and is functioning effectively, as well as matters as specific as key strategic, operational and risk issues and the effectiveness of the director education program. The resulting data is analyzed by the consultant and reviewed by members of the Corporate Governance and Public Policy Committee and the Board of Directors, who consider whether any changes to the board’s processes, composition or committee structure are appropriate. Additionally, senior management is advised of any suggestions made by directors for improvement of processes to support the work of the board.

Assessment of individual board members

Directors participate in a regular written peer review to assess individual directors on the attributes that contribute to an effective board, including, among others, meeting preparation, strategic thinking, leadership experience, integrity and overall contribution. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman of the Board and each director.

Assessment of board committees

Each board committee annually evaluates its effectiveness in carrying out the duties specified in its charter. The results are reviewed by the members of each committee who consider whether any changes to its structure or charter are appropriate.

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Controls and certifications

We have disclosure controls and procedures designed to ensure that material information relating to RBC is communicated to our senior executives, including the CEO and the Chief Administrative Officer and Chief Financial Officer (CFO), and to our Disclosure Committee.

The Disclosure Committee assists the CEO and CFO in ensuring there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for our external disclosures.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Senior management, with the assistance of the Disclosure Committee, is responsible for establishing and maintaining adequate internal control over financial reporting, as well as annually evaluating the effectiveness of these controls.

Annually and quarterly under U.S. certification rules, the CEO and CFO certify that they:

•	are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting;
•

designed (or caused the design of) and evaluated RBC’s disclosure controls and procedures and reported their conclusions about the effectiveness of RBC’s disclosure controls and procedures in RBC’s public disclosure documents;

•	designed (or caused the design of) RBC’s internal control over financial reporting;
•

disclosed any changes in RBC’s internal control over financial reporting that materially affected or are reasonably likely to materially affect RBC’s internal control over financial reporting in RBC’s public disclosure documents; and

•

reported to the Audit Committee and the external auditors any significant or material weaknesses in internal control over financial reporting and whether there was any fraud involving management or employees who have a significant role in internal control over financial reporting.

In addition, the CEO and CFO, following review by senior management and the Disclosure Committee, also certify that our annual and quarterly filings do not contain an untrue statement of a material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, our financial condition, the results of our operations and cash flows. As an issuer listed in Canada and the United States, RBC fulfils Canadian requirements by complying with U.S. certification requirements.

Subsidiary Governance Office

We have established an enterprise approach to legal entity governance to ensure that appropriate levels of governance are maintained in our subsidiaries.

Under the Bank's approach to legal entity governance, accountability for legal entity management is embedded in management accountabilities enterprise-wide and the control functions and businesses have shared responsibility for legal entity governance, which consists of the coordinated efforts undertaken by each function and business unit to achieve sound governance. The Bank's approach to legal entity governance is flexible and responsive to evolving legal and regulatory requirements, regulatory expectations and best practices, as well as business and taxation needs, and provides a degree of central oversight.

Our Subsidiary Governance Office (SGO) leads and coordinates the efforts to achieve sound governance, promoting consistency, simplicity and transparency in our subsidiary organizational structure and establishing policies on subsidiary board composition and functioning as well as the creation, reorganization and termination of our subsidiaries.

Additional governance disclosure

The following information is available on our governance website at rbc.com/governance:

•	our Code of Conduct;
•	the charters of the Board of Directors and of its committees;
•	the Director Independence Policy;
•	position descriptions for the Chairman of the Board, the chairs of committees of the board and the CEO;
•	a summary of significant differences between the NYSE Rules and our governance practices;
•	our Corporate Responsibility Report and Public Accountability Statement; and
•	this Statement of Corporate Governance Practices.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Board approval

On the recommendation of its Corporate Governance and Public Policy Committee, the Board of Directors has approved this Statement of Corporate Governance Practices.

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Schedule ‘B’	Shareholder proposals

The following four shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 has submitted four proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Critical mass of qualified women on the Board

Studies show that businesses with a critical mass of women on their boards of directors are more successful. Bearing in mind that institutions renew their boards of directors over a period of between 5 and 10 years, it is proposed that the board of directors adopt a policy to achieve equal representation within no more than ten years.

Argument

The following are some of the competitive advantages mentioned by numerous studies on the presence of women on boards of directors. It should be borne in mind that all these studies showed that the benefits increase as the number of women on the board increases.

•

better performance in financial crises, especially when such crises are caused by excessive risk taking. Studies have shown that women’s management style differs from that of men. Women tend to be more cautious, particularly as regards risk taking, and thus make decisions that are less risky and adopt more prudent positions;

•

better governance: according to a Conference Board study, boards that have more women directors place greater importance on management of conflicts of interest, audit and risk oversight and control and the maintenance of good relations with investors and other stakeholders;

•

better decision making as a result of discussions that allow different points of view to be debated. Studies show that men appear to give more weight to the short term in decision making, while women favour the long term, giving rise to a productive exchange of opinion and better-informed decisions;

•	better financial performance: according to a McKinsey study, businesses with women directors average better performances than their peers in terms of return on equity and results of operations;
•

better perception among investors: it should be noted in this regard that the representation of women on boards of directors is one of the criteria used by the Globe and Mail’s “Board Games” to assess organizational performance and by Corporate Knights to rate corporate social accountability.

Recognizing that the rate of renewal of boards of directors is slow, and desirous, as investors, that the selection of women directors be made in compliance with the charter of directors’ competencies, we are proposing that the board of directors adopt a policy of equal representation, to be achieved within no more than 10 years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

RBC is committed to taking a leading role in diversity and gender issues. The Board of Directors recognizes the importance of promoting diversity, including gender diversity, and seeks to increase the number of women among its members and among the senior management of RBC. In recognition of its promotion of women’s advancement, RBC was awarded the 2010 Catalyst Award. In conferring this international award, Catalyst, a leading U.S. non-profit organization working globally to expand opportunities for women, noted that RBC’s initiatives continue “to generate solid increases for women across the company” with women in executive roles increasing to 39 percent by 2009, and women in our high-potential talent pool increasing to 43 percent, with 21 percent being visible minority women.

The board’s Corporate Governance and Public Policy Committee serves as the nominating committee to identify candidates for election to the board. Gender diversity is an important factor considered by the Committee in assessing potential candidates. The Committee also considers many other issues, including the breadth and diversity of the experience of candidates and optimal board size. The Committee maintains a matrix of the experience and expertise of each current director and those required by the board as a whole. It is the Committee’s duty to bring forward candidates who can best contribute to the stewardship of RBC, given the specific needs of the organization at the time.

The board values the contribution made by women who currently serve on the board. We continue to place a special emphasis on recruiting qualified women and women are always among the pool of candidates considered. While we do not support arbitrary percentages and timelines in determining the appropriate composition of the board, and believe we must maintain flexibility in identifying the most highly qualified candidates to attain the optimal mix of skills and experience to contribute to overall effectiveness of the board and its committees, our overall objective is to achieve a more balanced representation of women on the board.

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Proposal No. 2: Pay Ratio

The compensation of the most senior officer should be justifiable relative to the employees who contribute to the most senior officer’s success and the success of the business. It is proposed that the board of directors adopt a policy stipulating an internal pay ratio that it deems “ethically acceptable” and that this be justified in the management circular.

Argument

At the annual general meetings in 2010, we brought to the attention of shareholders the difference between the most senior officer’s compensation and average employee compensation. At the banks, the difference varies between 28 times, a ratio which we consider reasonable, and 156 times, an unacceptable ratio.

In their book entitled Plaidoyer pour un nouveau capitalisme [French adaptation of Black Markets and Business Blues], authors Yvan Allaire and Mihaela Firsirotu point out that it is important for [Translation] “boards of directors to fully assume their fiduciary obligations in this area and to set compensation policies that are in the long-term interests of the business and not merely in the short-term interests of the shareholders. Boards of directors must carefully weigh how team spirit, solidarity and mutual trust within the company will be furthered or jeopardized by corporate compensation policies. Boards of directors must be concerned that the forms and levels of executive compensation do not compromise the political and social legitimacy of their own business and, more generally, the system of free enterprise.”

In addition, given that the major part of CEO compensation varies as a function of short-term objectives and the share price and that this type of compensation rewards excessive risk taking and short-term performance, a very high pay ratio is a source of concern since the future of the business and the shareholders’ equity are ultimately endangered.

During the past year, the injustice of the most senior officer’s compensation relative to that of employees has been addressed in various ways:

•

by the tabling of a bill by Senator Céline Hervieux-Payette proposing that the compensation of presidents and CEOs not exceed 20 times the average annual industrial wage in Canada, as calculated by Statistics Canada;

•

by the U.S. financial reform adopted in July 2010, whereby businesses will in future be required to disclose the median compensation of their employees so that shareholders can assess the justification for the gap between employees’ and CEOs’ pay;

•

by publication in the Globe and Mail of Corporate Knights Inc.’s responsible investing scores for Canadian businesses, which use the concept of internal equity to assess an organization’s “social” performance.

It is urgent that the board of directors set a ceiling on total compensation paid to executive officers (salaries, short-term and long-term bonuses, retirement premiums, etc.) in the form of a multiple of the employees’ median compensation.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

At RBC, our practices and disclosure in the area of executive compensation evolve with best practices and the board continues to monitor regulatory developments in Canada, the U.S. and internationally.

Once again named among Canada’s top 100 employers for 2011, RBC provides competitive compensation and benefits, as well as training and career opportunities to more than 75,000 people. Employee engagement and productivity are crucial to our success.

To serve the interests of shareholders by attracting and retaining skilled and committed employees, we benchmark compensation regularly and evaluate our practices rigorously to ensure that overall compensation for executives and employees is fair across each level of the organization and is consistent with our competitors. Employees are regularly surveyed to obtain their views on a range of workplace matters, including compensation and other total rewards, and compare the results against a benchmark set by other North American high performance companies. Engagement of our employees and their views on recognition and rewards practices at RBC remain high.

Our compensation principles and programs are aligned with performance goals to motivate our executives to achieve our strategic priorities within acceptable risk tolerances, driving business results and generating long-term value for shareholders. Every salaried employee is eligible to participate in a performance-based incentive program, but senior executives, who have more influence over the Bank’s results, have a much greater percentage of their income at risk on the basis of both individual and business performance. In addition, our compensation programs are designed to be more forward-looking for our senior leadership team than for employees at other levels, with a substantial portion of total executive rewards tied to future corporate performance over a longer term.

The Board of Directors exercises its stewardship with particular attention paid to the governance and controls in place for executive compensation. By July 2011, the Securities Exchange Commission (SEC) is expected to propose rules for U.S. companies concerning disclosure of an internal pay ratio. The impact of this change will not be known until the SEC adopts new regulations, and there is consistency among issuers in providing this disclosure.

The board remains committed to engaging with investors and considering carefully policies responsive to their concerns. We will continue to monitor developments with a view to maintaining progressive practices in executive compensation and its disclosure that are in the best interests of all shareholders.

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Proposal No. 3: Abolition of subsidiaries and branches in tax havens

It is proposed that the board of directors adopt a policy stipulating that the Bank undertakes to give up all of its subsidiaries and branches in tax havens as that term is defined by the OECD.

Argument

The Organisation for Economic Co-operation and Development (OECD) defines a tax haven as a jurisdiction that imposes no or only nominal taxes; where there is a lack of transparency; where administrative practices prevent the effective exchange of information for tax purposes with other countries; and finally, where there is no requirement that the activity of a company be substantial.

According to Statistics Canada, Canadian direct investment abroad in tax havens between 2003 and 2008 increased from $94 billion to $146 billion. This represents over 20% of Canadian investment abroad by individuals and corporations. The issue is not new. As far back as 2002, the Auditor General was concerned about the erosion of the tax base due to the hundreds of millions of dollars of revenue transferred to tax havens to avoid the payment of income taxes in Canada.

This issue has been of concern to MÉDAC for the past several years and in 2005 led MÉDAC to make a shareholder proposal requesting that tax havens be shut down.

Considering that inherent in the concept of tax haven is the possibility of avoiding income and other taxes in the jurisdiction of origin, which is in direct opposition to principles of solidarity, justice and redistribution;

Considering that banks take advantage of tax havens both for offshore banking for their customers and because they can stash a portion of their profits in such jurisdictions;

Considering that Canadian banks and their customers have an obligation to pay their fair share of the financing of the public services from which they benefit indirectly as well-as directly, in particular by being able to call on a well trained and healthy labour force;

Considering that one of the causes of the most recent financial crisis is deficient investment ethics;

Considering that offshore banking centres have facilitated the creation of numerous investment funds in jurisdictions where regulatory systems are deficient and taxation is virtually non-existent; and considering that it has been proved that the financial crisis was made possible and amplified by new and complex financial instruments and derivatives that were widely held by such funds;

Considering that complex financial products may have attributes that lead to financial instability and consequently such products should be subject to tight regulation and governance standards that are not found in tax havens;

Considering that Canadian banks enjoy a special competitive position and a privileged status both with the Bank of Canada and the Department of Finance.

It is imperative that Canadian banks cease to operate in tax havens and withdraw from such jurisdictions as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

RBC supports the laws enacted by Canada and the other jurisdictions where it carries on business that are designed to deter tax evasion, tax fraud, money laundering and other criminal activities. The Bank, its subsidiaries and their employees are expected to comply with all laws and regulations that govern our businesses in the various jurisdictions in which we operate.

The board and management of RBC believe that RBC should not facilitate tax evaders in conducting illegal activities. We contribute to the effort to eliminate abuses to the global financial system by:

•

practising “Know Your Client” rules (including client identification, verification and record keeping) to ensure, to the extent possible, that our clients are reputable and their business purposes and funds are legitimate;

•

implementing throughout our global network a robust anti-money laundering compliance regime, together with systems for client and transaction monitoring and reporting, designed to detect, prevent and deter money laundering and other illicit activities;

•	adhering to a Code of Conduct, which extends to every employee in every subsidiary worldwide and requires high standards of behaviour and compliance with applicable law; and
•	working with international organizations to enhance policies and rules that govern the global financial system.

The OECD has developed, in co-operation with non-OECD countries, an internationally agreed tax standard which requires exchange of information on request in all tax matters for administration and enforcement of tax laws. This standard was endorsed by G20 Finance Ministers at their Berlin meeting in 2004 and by the UN Committee of Experts on International Cooperation in Tax Matters at its October 2008 meeting. RBC operates internationally in more than 50 jurisdictions and all of these jurisdictions have substantially implemented or have agreed to implement the internationally agreed tax standard.

In every jurisdiction in which RBC has a presence we carry on active operations directed at serving our clients. This proposal does not differentiate between the legitimate international deployment of capital and resources and the use of so-called tax havens by criminal elements to carry out illegal financial activities. While complying with applicable laws, the Bank and its subsidiaries arrange their business affairs in a manner that best meets the needs of the Bank, its clients and its shareholders. Limiting the Bank’s business to jurisdictions where rates of tax are equal to or higher than in Canada would not be in the interest of the Bank, its clients or its shareholders.

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Proposal No. 4: Additional information regarding peer comparisons of compensation

It is proposed that the compensation committee give shareholders more information regarding the benchmark group used to compare the competitiveness of its executive compensation and the importance placed on such comparisons in setting compensation.

Argument

Studies show that compensation disclosure has had the perverse effect of encouraging a constant increase in executive compensation. More particularly, a recent study shows that 50% of the increases in the compensation of presidents and CEOs in the United States between 1992 and 2006 were the result of rivalry created by the benchmarking system. Other researchers have shown that businesses tend to use comparator groups for which executive compensation is frequently higher than that of their own executive officers.

This manner of operating imperils the healthy relationship that should exist between compensation and organizational performance. In this regard, we take the liberty of paraphrasing the words of the Canadian Coalition for Good Governance which warned against placing too much reliance on peer comparisons in setting executive compensation: [Translation] “Regardless, one should be careful not to exaggerate the importance of comparisons with the benchmark group in structuring compensation.”

Currently, shareholders have little information about the choice of comparators or the positioning of the business relative to its peers:

•	rank of the business among those identified as comparable by the compensation committee for each component of compensation and for the total compensation of the five most senior executive officers;
•	rank of the business relative to its peers based on various measures of financial performance.

Shareholders also have very little access to information about the weight placed by the compensation committee on the following data in setting compensation: choice of the comparators (national or international), percentile(s) targeted and in respect of which components of compensation.

Therefore, we believe it is essential that this information be included in the disclosure accompanying the compensation policy. As a well-known compensation consultant recently remarked, [Translation] “the companies in the comparator group will influence your compensation policy more than any other data. It is therefore essential to put the necessary effort into choosing the right comparator group.”

MÉDAC believes that it is crucial to understand the effects of such a tool in the executive compensation setting process and that it be kept in check by an ethically and socially acceptable internal pay ratio.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Our compensation programs are designed around four key principles: compensation aligns with shareholder interests; compensation aligns with sound risk management principles; RBC pays for performance; and compensation enables RBC to attract and retain talent. Talented and motivated executives are key to building a sustainable and successful future and at RBC our approach to compensation is designed to attract and retain key talent capable of achieving our strategic goals prudently and within acceptable risk tolerances in order to generate sustainable shareholder returns.

To serve the interests of shareholders by attracting and retaining skilled and committed executives, RBC benchmarks executive compensation regularly to ensure that it is consistent with that of our competitors. The Committee's independent consultant, Hay Group, analyzes market information and assists the Committee in determining appropriate benchmark comparator groups for the CEO and members of the Group Executive, having regard to industry, size, geographic reach, diversity of business and complexity, and talent market. In Canada, RBC has generally benchmarked executive compensation target levels with reference to the median of comparable executive roles at the large Canadian financial institutions and the Committee has referenced the CEO above the median of the compensation comparator group. Individual targets may be established above or below the median of the comparator group based on an executive's knowledge, experience and contribution. The table on page 30 clearly sets out where RBC ranks relative to the Canadian comparator group members with respect to revenue, total assets, net income, market capitalization and full-time equivalent employees.

The board believes that RBC's approach to benchmarking provides useful information which enables us to assess the consistency of our executive compensation with that of our competitors and to attract and retain talent. The board also believes that the composition of our comparator groups and how benchmarking analysis is used in our compensation decisions are clearly disclosed in this Circular. Our practices and disclosure with respect to benchmarking will continue to evolve in accordance with best practices and relevant regulatory developments.

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Based on the Bank's progressive policies on environmental and social risks and its ongoing leadership in advancing corporate social responsibility, Vancity Investment Management Inc. agreed to withdraw a shareholder proposal related to efforts to obtain free, prior and informed consent, where clients’ proposed projects may adversely affect aboriginal rights and claims.

Based on the Bank's promotion of environmentally responsible business activities through effective policies which are proactively updated to address regulatory changes and emerging issues, Margaret Seeger (represented by Trillium Asset Management) agreed to withdraw a shareholder proposal related to preparation of a report on financial risks of oil sands operations.